As filed with the Securities and Exchange Commission on July 28, 2004.	File No. 333-114089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_________________

APTIMUS, INC.
 (Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	91-1809146 (I.R.S. Employer Identification No.)

100 Spear Street, Suite 1115 San Francisco, CA 94105 (415) 896-2123 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices	DL Services, Inc. U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, WA 98101-4010 (Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

Copies to:

Kimberley R. Anderson
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800

_________________

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.      [X]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.       [   ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.       [   ]

_________________

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Registration Fee

Common stock, no par value, issued	1,540,669	$5.29	$8,143,512	$1,031.78
in private placement

Total	1,540,669	$5.29	$8,143,512	$1,031.78

(1)	Calculated pursuant to Rule 457(c) and (g) under the Securities Act of 1933.

(2)	Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based on the average of the closing bid and ask prices of the Registrant's common stock on March 26, 2004, of $5.25 as quoted on the OTC Bulletin Board with respect to the 1,340,669 shares of common stock initially subject to this registration statement and the closing bid and ask prices of the Registrant's common stock on July 22, 2004, of $5.525 as quoted on the OTC Bulletin Board with respect to the 200,000 shares of common stock added in this amendment.

(3)	Includes $891.78 previously paid in connection with the filing of the Registration Statement on Form S-1 on March 31, 2004.

_________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and the selling shareholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION
July 28, 2004

1,540,669 Shares

Aptimus, Inc.

COMMON STOCK

This is a public offering of 1,540,669 shares of the common stock of Aptimus, Inc. (“Aptimus”).

The selling shareholders are offering 1,540,669 shares of common stock issued primarily in connection with two private placements and nominally in connection with retaining the services of a third-party service provider.

The selling shareholders may from time to time offer and sell all or a portion of the shares at prices then prevailing or related to the then current market price or at negotiated prices. We will not receive any of the proceeds from the sale of the shares.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “APTM”. However, some quotation services may add an “.OB” to our symbol. The last price of our common stock on the OTC Bulletin Board on July 21, 2004, was $5.65 per share.

Investing in the shares involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2004.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	6

THE OFFERING	8

SUMMARY FINANCIAL DATA	9

RISKS RELATED TO OUR BUSINESS	10

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	22

USE OF PROCEEDS	22

DIVIDEND POLICY	22

SELLING SHAREHOLDERS	22

SELECTED FINANCIAL DATA	25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS	27

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	36

BUSINESS	36

PROPERTIES	43

LEGAL PROCEEDINGS	43

EXECUTIVE OFFICERS AND DIRECTORS	43

RELATED PARTY TRANSACTIONS	49

PRINCIPAL SHAREHOLDERS	50

DESCRIPTION OF CAPITAL SECURITIES	52

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	54

PLAN OF DISTRIBUTION	55

LEGAL MATTERS	56

EXPERTS	56

WHERE YOU CAN FIND MORE INFORMATION	56

INDEX TO FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

        Aptimus, Inc. (“We”) is a results-based advertising network that distributes advertisements for direct marketing advertisers across a network of third-party websites and company-owned and licensed email lists. For advertisers, our network offers a high volume, high quality, Internet-based distribution channel to present their advertisements across a broad audience of users on websites and email lists. Advertisers pay us only for the results that we deliver. We then pay a portion of the amounts we bill our advertiser clients to the third-party website owners or “publishers” and email list owners on whose web properties and email lists we distribute the advertisements. While this “revenue share” approach is our primary payment model, we will as an alternative occasionally pay website owners either a fixed fee for each completed user transaction or a fee for each impression of an advertisement served on the website. Advertisers pay us for the following actions:

•	when a user opens an advertisement served by us with a “click” of the cursor on the user’s computer screen (a “cost per click” pricing model);

•	when a user opens an advertisement served by us, expresses his or her interest in the advertisement by providing certain information desired by the advertiser such as the user’s name and email address, and then submits that information to us or the advertiser directly by “clicking” the submit button on the computer screen (a “cost per lead” pricing model);

•	when a user opens an advertisement served by us and orders the advertised product or service by providing the desired information such as a name, postal address and payment, and then submits the order to us or the advertiser directly by “clicking” the submit button on the computer screen (a “cost per acquisition” pricing model);

•	when an advertisement is displayed on a user's computer screen (a "cost per impression" pricing model); and

•	any combination of the pricing models described above.

        As a result, advertisers can refine their offers and payment models to achieve their specific objectives. For website publishers and email list owners, we believe that our network provides the potential for such clients to generate high revenues per impression through promoting offers from recognized brand advertisers in graphical formats that complement the publishers’ sites and add value for their customers. At the core of our network is a proprietary, patent-pending technology and direct marketing approach called Dynamic Revenue Optimization™, which determines through computer-based logic on a real-time basis the best advertisements in our system, in terms of response and value, for promotion on each individual website and in each email sent that will generate the greatest user response and highest revenue possible for that specific website or email placement. The algorithm determines the “best” offer by optimizing ad placement based on two variables: (i) price paid per revenue producing action with respect to the offer and (ii) number of such actions realized with respect to such offer. As a result, the most popular advertisements with the greatest revenue potential automatically receive increasingly favorable placement. Our primary offer presentation formats include cross-marketing promotions at the point of registration or other transactional activity on websites, online advertising programs, and email marketing campaigns.

        We have a history of significant losses, with losses of $17.9 million, $5.5 million and $1.5 million in 2001, 2002 and 2003, respectively. As of March 31, 2004, we had an accumulated deficit of $63.1 million. In 2003, our ten largest advertiser clients accounted for 61.7% of our revenue, with the two largest advertiser-clients in that group respectively accounting for 13.6% and 10.1% of our revenues. In addition to the foregoing, our common stock was delisted from the Nasdaq SmallCap Market in March 2003, due to our non-compliance with the minimum bid and market capitalization requirements for continued listing on the SmallCap Market.

        Our principal executive offices are at 100 Spear Street, Suite 1115, San Francisco, CA 94105 and our telephone number is (415) 896-2123. We were incorporated under the laws of the State of Washington in 1997. Our website address is www.aptimus.com. The information contained on our website is not part of this prospectus.

THE OFFERING

        This prospectus covers up to 1,540,669 shares of common stock to be sold by the selling shareholders identified in this prospectus.

Shares offered by the selling shareholders	1,540,669 shares of common stock, no par value per share

Offering price	Determined at the time of sale by the selling shareholders.

Common stock outstanding prior to this offering	5,692,368 shares

Common stock outstanding following this offering if all shares are sold	5,828,223 shares(1)

Common stock owned by the selling shareholders following this offering if all shares are sold	1,524,665 shares(2)

Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts. We will receive the exercise price of all warrants exercised, which will be used for working capital.

Risk factors	You should read the "Risk Factors" section beginning on page 10, as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

OTC Bulletin Board Symbol(3)	APTM

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(1)

This figure assumes full exercise of all warrants held by certain of the selling shareholders and sale of the resulting shares of common stock during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to exercise their warrants or sell their shares. See “Plan of Distribution.”

(2)

This number assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their shares. See “Plan of Distribution.”

(3)	Some quotation services add an “.OB” after our symbol to denote listing on the OTC Bulletin Board.

SUMMARY FINANCIAL DATA

        The following table summarizes the financial data and operating data of our business. You should read them in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” and the consolidated financial statements and notes to the consolidated financial statements included in this prospectus.

	Fiscal Year Ended December 31,					3 Months Ended March 31,
	1999	2000	2001	2002	2003	2004

						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	8,506	16,873	1,874	2,915	4,571	1,806
Operating loss	(11,666)	(23,429)	(18,443)	(5,526)	(1,478)	(43)
Net loss	$(10,891)	$(21,104)	$(17,878)	$(5,504)	$(1,511)	(65)

Basic and diluted net loss per share	$ (1.08)	$ (1.36)	$ (1.44)	$(1.35)	$(0.35)	(0.01)

Shares used to compute basic and
diluted per share amounts	10,043	15,567	12,400	4,073	4,333	5,237

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2004

						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$33,795	$12,854	$3,651	$ 667	$2,368	$1,758
Working capital	46,736	23,032	4,387	698	2,457	2,342
Total assets	55,816	35,532	7,510	1,941	3,975	3,884
Current Liabilities	4,865	4,720	798	709	996	958
Long-term obligations, less
current portion	40	944	68	--	267	--
Total shareholders' equity	50,911	29,868	6,644	1,232	2,712	2,926

RISKS RELATED TO OUR BUSINESS

We generate substantially all of our revenue from advertising, and the reduction in spending by or loss of advertisers or publishers could seriously harm our business.

        We derive substantially all of our revenues from fees paid by our advertiser clients for results-based advertisements displayed on our publishers’ websites and in company-distributed emails. Our advertiser clients, publishers and email list owners can generally terminate their contracts with us at any time on sixty (60) days prior notice or less. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads and, ultimately, customers, or if we fail to deliver their advertisements in an appropriate and effective manner. Publishers and email list owners will not renew their contracts with us if we fail to generate revenue from the advertisements we place on their sites and in our emails. If we are unable to remain competitive and provide value to our advertisers, publishers and list owners, they may stop placing advertisements with us, allow us to display advertisements on their websites, or use their email lists to distribute emails, which would adversely affect our revenues and business.

A limited number of advertisers accounted for a significant percentage of our revenues in 2003, and the loss of one or more of these advertisers could cause our revenues to decline.

        For the year ended December 31, 2003, revenues from our two largest advertiser clients accounted for 23.7% of our total revenues. We anticipate that a limited number of clients collectively will continue to account for a significant portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with these clients include our performance on individual campaigns, the quality of the results we generate for these clients, and the relationships of our sales employees with client personnel. To the extent that our performance does not meet client expectations, or the reputation of our data quality or relationships with one or more major clients are impaired, our revenues could decline and our operating results could be adversely affected.

        One of these clients, Advertising.com, is an advertising network with whom we also compete for advertisers. We maintain short-term, renewable contracts that Advertising.com may at some point elect not to renew. In addition to the factors noted above, circumstances that may cause Advertising.com not to renew its contracts with us include a desire by Advertising.com not to contract directly with a competitor. Although we feel our relationship with Advertising.com is strong, we can give no assurance that we can maintain this relationship in the future. If Advertising.com elects not to renew its contracts with us, our revenues could decline and our operating results could be adversely affected.

We face intense and growing competition, which could result in price reductions, reduced operating margins and loss of market share.

        The market for Internet advertising and related services is highly competitive. If we fail to compete effectively against other Internet advertising service companies, we could lose advertising clients or publishers and our revenues could decline. We expect competition to continue to increase because there are no significant barriers to entry. Our principal competitors include other on-line companies that provide advertisers with results-based advertising services, including advertising networks such as Advertising.com, Acquantive, and ValueClick. In addition, we compete with large interactive media companies with strong brand recognition, such as AOL, Google, Microsoft and Yahoo!, that sell advertising inventory directly to advertisers. We also compete with traditional advertising media, such as direct mail, television, radio, cable and print, for a share of advertisers’ total advertising budgets.

        Many current and potential competitors have advantages over us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical, marketing and human resources. These companies can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and publishers. In addition, existing or future competitors may develop or offer services that provide significant performance, price, creative or other advantages over those offered by us.

        Current and potential competitors may merger or establish cooperative relationships among themselves or with third parties to improve the ability of their products and services to address the needs of our clients and publishers and prospective clients and publishers. As a result, new competitors may emerge that may rapidly acquire significant market share as well as place significant downward pressure on the pricing of our services.

        In addition, current and potential clients and publishers have or may establish products and services that are competitive with ours, or that better serve their own internal needs or the needs of others. For example, two of our competitors for advertisers, Advertising.com and ValueClick, are also clients of ours. As a result, current clients and publishers may choose to terminate their contracts with us and potential clients and publishers may choose not to contract for our products and services or to contract with one of our competitors.

        If we fail to compete successfully, we could have difficulties attracting and retaining advertising clients and publishers, which may decrease our revenues and adversely affect our operating results. Increased competition may also result in price reductions and reduced operating results.

Our revenues would decline or fail to grow if the market for results-based Internet marketing services fails to develop.

        Our services are offered to advertisers using results-based pricing models. The market for results-based Internet advertising has only recently developed, and the viability and profitability of this market is unproven. If advertisers conclude that results-based marketing services are not profitable or fail to achieve their customer acquisition goals, the Internet advertising market could move away from these services, and our revenues could decline or fail to grow.

We depend on interactive publishers for inventory to display our clients’ advertising, and any decline in the supply of advertising inventory available through our network could cause our revenues to decline.

        Most of the websites, search engines, and email list owners on whose pages, and before whose users, our advertising is displayed are not bound by long-term contracts that ensure us a consistent supply of advertising inventory. We generate a significant portion of our revenues from the advertising inventory provided by a limited number of publishers. In many instances, publishers can change the amount of inventory they make available to us at any time. In addition, publishers may place reasonable restrictions on our use of their advertising inventory. These restrictions may prohibit advertisements from specific advertisers or specific industries, or restrict the use of certain creative content or format. If a publisher decides not to make inventory available to us, or decides to increase the cost, or places significant restrictions on the use of such inventory, we may not be able to replace this with inventory from other publishers that satisfy our requirements in a timely and cost-effective manner. If this happens, our revenues could decline or our cost of acquiring inventory may increase.

We have a short operating history as an advertising network business and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

        We first derived revenue from our advertising network business in late 2000. However, our advertising revenues were not 100% attributable to our results-based advertising network model until the second quarter of 2002. We introduced our current technology platform on which our model is based in June of 2002, and have made substantial improvements to that technology and the corresponding capabilities of our business model each year since its introduction. Furthermore, the balance between our network publisher and email distribution channels has changed significantly in the past year reflecting both the public’s negative perception of commercial email solicitation, as well as our concerted efforts to expand our network of website publishers during this period. As a result, we have relatively little operating history as a results-based advertising network business for you to evaluate in assessing our future prospects. Also, we derive substantially all of our revenues from online advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

New technologies could block or filter our ads, which would harm our business.

        Technologies may be developed that can block the display of our ads. We derive substantially all of our revenues from fees paid to us by advertisers in connection with the display of ads on web pages and emails. As a result, ad-blocking technology could, in the future, decrease our revenues and adversely affect our operating results.

We have to keep up with rapid technological change to continue offering our advertising clients competitive services or we may lose clients and be unable to compete.

        Our future success will depend on our ability to continue delivering our advertising clients and publishers competitive results-based Internet marketing services. In order to do so, we will need to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance of our services. Our failure to adapt to such changes would harm our business. New technologies and advertising media could adversely affect us. In addition, the widespread adoption of new Internet technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Because our advertiser client and publisher contracts generally can be cancelled by the client or publisher with little or no notice or penalty, the termination of one or more large contracts could result in an immediate decline in our revenues.

        We derive substantially all of our revenues from marketing services under short-term insertion order contracts with advertising clients and website publishers, approximately 75% of which are cancelable upon sixty (60) days or less notice. In addition, these contracts generally do not contain penalty provisions for cancellation before the end of the contract term. The short contract terms in general reflect the limited timelines, budgets and customer acquisition goals of specific advertising campaigns and are consistent with industry practice. The non-renewal, re-negotiation, cancellation or deferral of large contracts such as our contract with Advertising.com or a number of contracts that in the aggregate account for a significant amount of revenues, could cause an immediate and significant decline in our revenues and harm our business.

If our advertisers, publishers or we fail to comply with regulations governing consumer privacy, we could face substantial costs and our business could be harmed.

        Our collection, maintenance and use of information regarding Internet users could result in lawsuits or government inquiries. These actions may include those related to U.S. federal and state legislation limiting the ability of companies like ours to collect, receive and use information regarding Internet users and to distribute commercial emails. In addition, we cannot assure you that our advertiser clients, website publishers and email list owners are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing data collection or consumer privacy or other applicable legal requirements. We may be held liable if our clients use our technology or the data we collect on their behalf, or they collect in a process initiated by us, in a manner that is not in compliance with applicable laws or regulations or their own stated privacy policies. Alternatively, we may be held liable if our email list owners have collected the data we use under license in violation of applicable laws or regulations. Litigation and regulatory inquiries are often expensive and time-consuming and their outcome is uncertain. Any involvement by us in any of these matters may require us to:

•	spend significant amounts on our legal defense;

•	divert the attention of senior management from other aspects of our business;

•	defer or cancel new product or service launches as a result of these claims or proceedings; and

•	make changes to our present and planned products or services.

        As a result of any of the foregoing, our revenues may decrease and our operating results may be adversely affected.

Changes in government regulation or industry standards applicable to the Internet could decrease the demand for our services and increase our costs of doing business.

        Our business is subject to existing laws and regulations that have been applied to Internet communications, commerce and advertising. New laws and regulations may restrict specific Internet activities, and existing laws and regulations may be applied to Internet activities, either of which could increase our costs of doing business over the Internet and adversely affect the demand for our advertising services. In the United States, federal and state laws already apply or may be applied in the future to areas, including commercial email, children’s privacy, copyrights, taxation, user privacy, search engines, Internet tracking technologies, direct marketing, data security, pricing, sweepstakes, promotions, intellectual property ownership and infringement, trade secrets, export of encryption technology, acceptable content and quality of goods and services.

        The European Union has adopted directives that may limit our ability to collect and use information regarding Internet users in Europe if we ever elect to expand our operations to Europe. The effectiveness of our Dynamic Revenue Optimization technology could be limited by any regulation restricting the collection or use of information regarding Internet users. Furthermore, due to the global nature of the Internet, it is possible that, although our transmissions originate in particular states, governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Such legislation, if adopted, could hinder the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

        In addition to government regulation, privacy advocacy groups and the technology and direct marketing industries may consider various new, additional or different self-regulatory standards applicable to the Internet. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting our clients, publishers and us, which could harm our business by increasing compliance costs or limiting the scope of our business.

We have a history of losses, we have an accumulated deficit of $63.1 million and we have not yet achieved profitability.

        We have not achieved profitability as of December 2003. We incurred net losses of $17.9 million, or more than 9.5 times the amount of our revenues, for the year ended December 31, 2001, $5.5 million, or more than 1.9 times the amount of our revenues, for the year ended December 31, 2002, and $1.5 million, or one-third the amount of our revenues for the year ended December 31, 2003. As of December 31, 2003, our accumulated deficit was $63.1 million. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We may need additional financing at some point in the future, without which we may be required to restrict or discontinue our operations.

        As of December 31, 2003, our business was not generating the cash necessary to fund our long-term operations. As of March 2004, our operating and net losses, on an unaudited basis, were significantly reduced, reflecting a continuing trend toward smaller losses. We thus anticipate that our available cash resources will be sufficient to meet our currently anticipated capital expenditures and working capital requirements at least through December 31, 2005. In the event our cash from operations have not by that time grown to meet or exceed our capital expenditure and working capital requirements, we may need to raise additional funds to continue operation. In addition, we may need to raise additional funds to develop or enhance our services or products, fund expansion, respond to competitive pressures or acquire businesses or technologies. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict or discontinue our operations.

Our quarterly operating results are uncertain and may fluctuate significantly, which could negatively affect the value of our share price.

        Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. For example, during the year ended December 31, 2003, the percentage of annual revenues attributable to the first, second, third and fourth quarters were 19.9%, 20.5%, 30.8% and 28.8%, respectively.

        Our limited operating history under our new business model also makes it difficult to ascertain the effects of seasonality and cyclicality on our business. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•	the addition of new clients, publishers or email list owners or the loss of existing clients, publishers or email list owners;

•	the addition of new services or the limitation or loss of existing services;

•	changes in demand and pricing for our services;

•	changes in the volume, cost and quality of publisher and email database inventory available to us;

•	the timing and amount of sales and marketing expenses incurred to attract new advertisers, publishers and list owners;

•	seasonal spending and budget cycles for "continuity" advertisers' - those advertisers who contract with us year round;

•	product development, marketing and budgetary plans and cycles for “campaign”advertisers – those advertisers who periodically contract with us as an online component of the advertisers’ broader product-specific customer acquisition programs involving multiple media platforms;

•	changes in our pricing policies, the pricing policies of our competitors or the pricing of Internet advertising generally;

•	changes in governmental regulation of the Internet itself or advertising on the Internet;

•	changes in the health of the overall economy;

•	timing differences at the end of each quarter between our payments to publishers and list owners and our collection of related revenues from advertisers; and

•	predicted or unpredicted costs related to operations and corporate activities.

        Because our business continues to change and evolve, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and customer acquisition patterns. For example, in 1999 and 2000, advertisers spent heavily on Internet advertising. This was followed by a lengthy downturn in Internet ad spending. We also shifted the focus of our business from being website-based to network-based during this period, which caused our revenues to decline below the expectations of securities analysts and investors as a website-based business. Furthermore, spending by some advertisers tends to be seasonal, with larger portions of their ad budgets dedicated to customer acquisition efforts in the third and fourth quarters of the calendar year. We anticipate that cyclicality and seasonality of our business will continue in the future causing our operating results to fluctuate.

        For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates. These lower operating results may cause a decrease in our stock price.

We may be liable for content in the advertisements we deliver for our clients.

        We may be liable to third parties for content in the advertising we deliver if the artwork, text or other content involved violates copyrights, trademarks or other third-party intellectual property rights or if the content is defamatory. Although substantially all of our contracts include both warranties from our advertisers that they have the right to use and license any copyrights, trademarks or other intellectual property included in an advertisement and indemnities from our advertisers in the event of a breach of such warranties, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments and could require us to modify our business.

If we cannot maintain our licenses with data owners, our business may suffer.

        We distribute promotional offers by means of e-mail to lists of names owned by the Company or managed by the Company under license from third-party list owners. While this revenue stream's contributions to total revenues have shrunk on a percentage basis over the past several quarters, it currently contributes approximately 20% of our overall revenues. We face competition from other providers of list management services. If we are unsuccessful in maintaining our current license agreements with data list owners, our e-mail-based order volumes will likely decrease. As a consequence, our ability to generate revenues from the e-mail portion of our business will be adversely affected.

        Furthermore, as we expand the distribution component of our results-based advertising network we intend to continue focusing most all of our energies on adding new website publishers. Thus, while the number of third-party email lists under management has remained stable and may actually increase slightly in the future, we expect that this revenue stream's contribution to our overall revenues will continue to shrink on a percentage basis.

The loss of the services of any of our executive officers or key personnel would likely cause our business to suffer.

        Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our President and Chief Executive Officer, John Wade, our Chief Financial Officer, Dave Davis, our Secretary, General Counsel and Vice President of Business Development, Lance Nelson, our Vice President of Technology, and Ron Allen, our Controller. The loss of the services of any of these individuals could result in harm to key client or publisher relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. Circumstances that may lead to a loss of such individuals include his recruitment and hiring by an entity inside or outside the industry, his voluntary termination of employment to pursue alternative career or personal opportunities, and the illness or death of the individual or a member of his immediate family. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry has experienced a reduction in intensity. However, in the past we have experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

        We have limited experience acquiring companies. The companies we have acquired have been small. We have evaluated in the past, and may in the future evaluate, potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

•	difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

•	potential loss of key employees of acquired businesses;

•	adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

•	increased fixed costs, which could delay profitability;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	potential dilution to current shareholders from the issuance of additional equity securities;

•	inability to maintain our standards, controls, procedures and policies;

•	responsibility for liabilities of companies we acquire; and

•	diversion of management's attention from other business concerns.

        Also, the anticipated benefit of an acquisition may not materialize. Future acquisitions could result in the incurrence of debt or write-offs of goodwill. For example, our acquisition of XmarksTheSpot.com, Inc. in late 2000, was completed for $1.5 million in cash, the issuance of 349,202 shares of additional common stock, and the assumption of $300,000 in outstanding liabilities. The acquisition also caused the consumption of our Chief Executive Officer’s, Chief Financial Officer’s and General Counsel’s attention at a time of mounting external challenges for the company. Subsequently, during 2001 $1.7 million of intangible assets recorded related to this acquisition were written off.

        Incurring any of the stated difficulties could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

        Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock”. A penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. Our shares have been quoted on the OTCBB since March 7, 2003. Prior to March 7, 2003, our shares were quoted on the Nasdaq SmallCap Market. The price of our shares on such markets ranged from $0.38 to $2.25 during the period from January 1, 2002 to March 14, 2003, and the closing price of our shares on March 14, 2003, was $0.38. Purchases and sales of our shares are generally facilitated by NASD broker-dealers who act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

        Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

        In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Since our stock price is volatile, your ability to sell shares of our stock held by you at a profit may be impaired, and we may become subject to securities litigation that is expensive and could result in a diversion of resources.

        The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile. Factors affecting the stability of our stock price include the limited number of shares held by holders who are not deemed company “insiders” (i.e. executive management, directors and holders of in excess of 10% of the issued and outstanding shares of common stock), the limited trading volume of our common stock on the OTCBB, the limited size of the public market for our common stock, and speculative buying and selling of our common stock. As a result, you may find it difficult to sell at a profit shares of our common stock held by you. Furthermore, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management’s attention that could reduce the value of your investment.

We may need additional financing in the future, which may not be available on favorable terms, if at all, and which may, in turn, cause the price of our common stock to fall.

        We may need additional funds to finance our operations, as well as to enhance our products and services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations. Furthermore, if we undertake a funding that results in the issuance of additional equity or convertible debt securities, the price of our common stock could fall.

Our chief executive officer holds a substantial portion of our stock, which could limit your ability to influence the outcome of key transactions, including changes of control.

        As of February 13, 2004, Mr. Choate beneficially owned approximately 27.9% of our issued and outstanding common stock. As a result, the ability of our other stockholders to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or similar transactions, could be limited.

Our articles of incorporation, bylaws, change in control agreements and the Washington Business Corporation Act contain anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

        Provisions of our amended and restated articles of incorporation, our bylaws, change in control agreements we have entered into with certain of our executive officers, and our Shareholder Rights Plan, which provides for the diluted issuance of shares in the event of a hostile takeover bid or similar transaction, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors; and

•	declaration of a dividend distribution of preferred share purchase rights and adoption of a Rights Plan in March 2002, which would discourage a change of control attempt without the approval of the Board of Directors; and

•	under change in control agreements between the company and each of Messrs. Choate, Wade and Davis, in the event of a sale or merger of the company that results in the termination of the executive’s employment, the executive will receive a severance payment equal to eight months of his base salary (Messrs. Wade and Davis) or one-year of his base salary (Mr. Choate). In addition, 100% of the unvested portion of any stock options held by the individual executive at the time of his termination will automatically vest and become exercisable.

        Chapter 23B.19 of the Washington Business Corporation Act imposes restrictions on transactions between corporations and significant shareholders unless such transactions are approved by a majority of the corporation’s board of directors prior to the time that such shareholders acquire 10% or more of the outstanding stock. In addition, under the terms of our stock option plan a change of control will trigger accelerated vesting of options unless the acquiring company assumes the options or grants comparable options. These factors may discourage, delay or prevent a change in control which certain shareholders may favor.

An increase in the number of orders on our network may strain our systems or those of our third-party service providers, and we are vulnerable to system malfunctions or failures.

        Any serious or repeated problems with the performance of our network could lead to the dissatisfaction of consumers, our clients or our publishers. The order volume on our network is expected to increase over time as we seek to expand our client, consumer and publisher base. The proprietary and third-party systems that support our network must be able to accommodate an increased volume of traffic. Although we believe our systems and those of our third-party hosting service providers in their current configuration can accommodate at least five times current order volumes, our network has, in the past, experienced slow response times and brief outages. Slow response times and outages can be caused by technical problems with our Internet service providers, denial of service attacks, network router, firewall or switch failures, database server failures, storage area network failures, and natural disasters. Except for a four-hour system failure caused by a computer hardware malfunction at our Internet service provider in early 2004, we have not experienced any system failures or slow downs exceeding two hours in length. Although past system failures have not had a material adverse effect on our business, we may experience similar problems in the future that could have a material adverse effect on our business.

        Substantially all of our contracts specifically exclude liability resulting from computer hardware or software failures, third-party systems malfunctions and Internet connectivity failure. Furthermore, we do not guarantee system availability or “up time” in any of our contracts. However, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments and could require us to modify or upgrade our operating systems and infrastructure.

In the future we may need to increase the capacity of our operating systems and infrastructure to grow our business.

        We may need in the future to improve and upgrade our operating systems and infrastructure in order to support the growth of our operations. Without such improvements, our operations might suffer from slow delivery times, unreliable service levels or insufficient capacity, any of which could negatively affect our reputation and ability to attract and retain advertising clients and publishers. We may be unable to expand our systems in a timely fashion, which could limit our ability to grow. In addition, the expansion of our systems and infrastructure will require us to commit financial, operational and technical resources before the volume of business the upgraded systems and infrastructure are designed to handle materializes. There can be no assurance that the volume of business will, in fact, increase. If we improve and upgrade our systems and the volume of our business does not increase to support the costs, our business could be adversely affected and we could incur losses.

If our users request products and services directly from our clients instead of requesting the product or service from us, our business could suffer.

        Our clients, list owners and/or publishers may offer the same free, trial or promotional products or services on their own websites or e-mail programs that we offer via our advertising network and e-mail programs. Users may choose to request products or services directly from our clients, list owners and/or publishers instead of requesting the product or service through us. If this happens, our revenues could decline or fail to grow and our business could suffer.

If third-party Internet service providers place limitations or restrictions on commercial e-mail addressed to their subscribers, our business could suffer.

        We distribute commercial e-mail to company-owned and licensed lists of individual Internet users, some of whom are members of private networks, such as the internal network of a private enterprise or governmental unit, or subscribers of third-party Internet service providers or ISPs such as AOL, Yahoo! and MSN. These ISPs have the ability to limit, restrict or otherwise filter the e-mails delivered to their subscribers. ISP’s or private networks may choose to restrict or block our emails to their subscribers if they believe we are sending commercial email solicitations in violation of federal, state or local laws or regulations or the ISP’s or network’s own internal guidelines and controls. No claims or proceedings have ever been asserted against us under applicable federal, state or local laws concerning our email practices and we have never been held liable for violating any such laws. However, we have experienced temporary or permanent blockages by ISP’s and private networks in the past and may experience such blockages in the future. And we have voluntarily stopped or limited sending emails to subscribers of certain ISP’s as we work to secure agreements with them to allow our emails to reach their subscribers unimpeded. Efforts by ISPs and private networks to limit or restrict a material portion of our e-mails, if successful, could result in lower revenues to the Company and cause our business to suffer.

We may need to incur litigation expenses in order to defend our intellectual property rights, and might nevertheless be unable to adequately protect these rights.

        We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We can give no assurance that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

        Our success largely depends on our trademarks, including “Aptimus,” and internally developed technologies, including our patent pending opt-in serving business method, which includes computer-driven offer rotation and implementation, consumer order collection, consumer order processing and lead generation, that we seek to protect through a combination of patent, trademark, copyright and trade secret laws. Protection of our proprietary technology and trademarks is crucial as we attempt to build our proprietary advantage, brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.

We could become involved in costly and time-consuming disputes regarding the validity and enforceability of recently issued or pending patents.

        The Internet, including the market for e-commerce and online advertising, direct marketing and promotion, is characterized by a rapidly evolving legal landscape. A variety of patents relating to the market have been recently issued. Other patent applications may be pending and yet other patent applications may be forthcoming. We have a pending non-provisional business method patent application before the United States Patent and Trademark Office and have made appropriate filings with certain foreign regulatory bodies preserving our patent rights in their jurisdictions, which we intend to prosecute. The patent application has been submitted to secure patent rights to our opt-in serving business method, which includes computer-driven, randomized offer rotation and implementation, consumer order collection, consumer order processing and lead generation. We intend to vigorously prosecute the patent application process, which may entail substantial expense and management attention.

        We are not presently engaged in any patent-related disputes, nor have we ever been accused of infringing another’s patent rights. However, we may incur substantial expense and management attention may be diverted if litigation ever does occur. Moreover, whether or not claims against us have merit, we may be required to enter into license agreements or be subject to injunctive or other equitable relief, either of which would result in unexpected expenses or management distraction.

We may face litigation and liability for information displayed on our network or delivered in an e-mail.

        We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our offer distribution network or distribute by e-mail. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our network through links to other websites. In addition, we may be subject to litigation based on laws and regulations concerning commercial e-mail. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages and/or injunctive or other equitable relief. We have no insurance coverage for these types of claims. Moreover, any claim that successfully limited or entirely prevented our current commercial e-mail activities would result in lower revenues to the Company and cause harm to our business.

Security and privacy breaches could subject us to litigation and liability and deter consumers from using our network.

        While we employ security measures typical of our industry, including encryption technology, we could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users’ personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have investigated various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we license on a very limited basis customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our user list, we nevertheless may receive complaints from customers for these license arrangements.

        The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our distribution network because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers’ personal information. We have no insurance coverage for these types of claims.

        Furthermore, our computer servers or those of our third-party service providers, if any, may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients, distribution publishers and visitors to our distribution network.

We may be subject to financial penalties in the event that this registration statement is not declared effective within 120 days of the initial filing date of March 31, 2004.

        In connection with the private placement completed in December 2003, we agreed to file a resale registration statement by March 31, 2004, and to bring such registration statement effective within 120 days of initial filing. In the event that this registration statement is not declared effective within 120 days, we are subject to a monthly penalty of approximately $41,250 until such date as the registration statement shall be declared effective by the SEC.

RISKS RELATED TO OUR INDUSTRY

If the acceptance of online advertising and online direct marketing does not increase, our business will suffer.

        The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We derive all of our revenues from contracts with advertiser clients under which we provide online marketing services through our offer distribution network and our commercial e-mail programs. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Advertisers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many advertisers have limited or no experience using the Internet as a marketing medium. In addition, advertisers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods. Moreover, the Internet-based companies that have adopted online marketing methods may themselves develop more slowly than anticipated or not at all. This, in turn, may result in slower growth in demand for the online direct marketing services of the type we provide.

        We do not know if accepted industry standards for measuring the effectiveness of online marketing, particularly of the cost per action model most commonly used by us, will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. Moreover, advertisers may determine that the cost per action pricing model is less effective in achieving, or entirely fails to achieve, their marketing objectives. If the market for Internet advertising fails to continue to develop, develops more slowly than we expect, or rejects our primary cost per action pricing model, our revenues and business could be harmed.

If we are unable to adapt to rapid changes in the online marketing industry, our business will suffer.

        Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services on a timely basis or achieve and maintain market acceptance.

We face risks from potential government regulation and other legal uncertainties relating to the Internet.

        Laws and regulations that apply to Internet communications, commerce, commercial e-mail and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services, or impair our ability to provide our services to clients. Congress has enacted legislation regarding children’s privacy on the Internet. In addition, the federal Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN SPAM Act”), which regulates commercial e-mail practices in the United States, was signed into law in December 2003. Additional laws and regulations may be proposed or adopted with respect to the Internet covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Passage of the CAN SPAM Act, which preempts state laws regulating commercial e-mail, certainly has eliminated some uncertainty in respect to our commercial e-mail practices caused by the various, often conflicting state laws. However, it’s too early to tell what effect, if any, the Act will have on our business. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union has adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services, or impair our ability to provide those services to clients.

        In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

        Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington and California. Our failure to qualify in other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by our use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those described in connection with the forward-looking statement and the factors listed in “Risk Factors” above and elsewhere in this prospectus.

        Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this prospectus. You should not place undue reliance on forward-looking statements.

USE OF PROCEEDS

        This prospectus is part of a registration statement that permits the selling shareholders to sell their shares. Of the 1,540,669 subject to this registration, 182,729 of this amount are shares of common stock underlying warrants issued by the company to certain of the selling shareholders. Exercise of these warrants by the holders thereof will result in up to $194,217.50 in proceeds to the company, which will be used for general corporate purposes. Except as described in the preceding sentence, this prospectus is solely for the purpose of sales by the selling shareholders and we will not receive any proceeds from the sale of stock being offered.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SELLING SHAREHOLDERS

        This prospectus covers the offering of shares of common stock by the selling shareholders named below. This prospectus is part of a registration statement filed in order to register, on behalf of the selling shareholders, (a) an aggregate total of 1,285,035 shares of common stock, including 127,095 shares of common stock issuable upon exercise of warrants, issued in two private placement transactions, the first in July 2003, and the other in December 2003; (b) a total of 55,634 shares of common stock issuable pursuant to a warrants granted to Genesis Select Corporation and Select Securities LLC in partial consideration for its services to the Company; and (c) a total of 200,000 shares of common stock previously acquired by Mr. Choate.

        The following are the number of shares beneficially owned by the selling shareholders prior to this offering; the number of shares to be offered for the selling shareholders’ accounts; and the number of shares to be owned by the selling shareholders following completion of the offering:

Name	Number of Shares Owned Before Offering	Number of Shares Offered		Number of Shares Owned Upon Completion of Offering**	Percentage of Shares Owned Upon Completion of Offering**

SF Tech JV	31,255	208,338	(1)	0	0

Timothy C. Choate	1,518,365	283,335	(2)	1,255,865	21.45%

Maura O'Neill	31,250	41,668	(3)	0	0

Fred Felker IRA	50,000	66,668	(4)	0	0

Robert Wrubel	18,750	25,000	(5)	0	0

John D. Steuart IRA	31,250	41,668	(6)	0	0

Marian Felker IRA	31,250	41,668	(7)	0	0

Permal U.S. Opportunities Limited***	140,000	140,000		0	0

Zaxis Institutional Offshore***	14,000	14,000		0	0

Zaxis Partners, LP***	51,000	51,000		0	0

Net Market Partners, LP	200,000	200,000		0	0

Zaxis Institutional Partners, LP	40,000	40,000		0	0

Charles H. Finnie	50,000	50,000		0	0

Special Situations Technology Fund, L.P.****	90,000	46,100		43,900	*

Special Situations Technology Fund II, L.P.****	460,490	235,590		224,900	3.8%

David Roberts	0	2,634	(8)	0	0

Genesis Select Corporation	0	50,000	(9)	0	0

G. Select Securities LLC	0	3,000	(10)	0	0

Total	2,903,438	1,540,669		1,524,665	26.2%

*	Represents beneficial ownership of less than one percent (1%) of the Common Stock.
**	This figure assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their share. See "Plan of Distribution."
***	Sanford J. Colen, 25 Orinda Way, Suite 300, Orinda, CA 94563, as the principal of Apex Capital, LLC, controls these selling shareholders.

****	Austin W. Marxe & David M. Greenhouse, as the principals of Special Situations Funds, control these selling shareholders
(1)	Total includes 31,255 shares issuable upon exercise of a stock warrant held by SF Tech JV at a price per share of $0.50. The warrant expires on July 13, 2008.
(2)	Total includes 20,835 shares issuable upon exercise of a stock warrant held by Mr. Choate at a price per share of $0.50. The warrant expires on June 30, 2008.
(3)	Total includes 10,418 shares issuable upon exercise of a stock warrant held by Ms. O’Neill at a price per share of $0.50. The warrant expires on July 10, 2008.
(4)	Total includes 16,668 shares issuable upon exercise of a stock warrant held by Fred Felker IRA at a price per share of $0.50. The warrant expires on July 10, 2008.
(5)	Total includes 6,250 shares issuable upon exercise of a stock warrant held by Mr. Wrubel at a price per share of $0.50. The warrant expires on July 10, 2008.
(6)	Total includes 10,418 shares issuable upon exercise of a stock warrant held by John D. Steuart IRA at a price per share of $0.50. The warrant expires on September 15, 2008.
(7)	Total includes 10,418 shares issuable upon exercise of a stock warrant held by Marian Felker IRA at a price per share of $0.50. The warrant expires on July 23, 2008.
(8)	Total includes 2,634 shares issuable upon exercise of a stock warrant held by Mr. Roberts at a price per share of $5.00. The warrant expires on November 21, 2008. G. Select assigned the warrant to Mr. Roberts in accordance with terms of the warrants.
(9)	Total includes 50,000 shares issuable upon exercise of a stock warrant held by Genesis Select Corporation at a price per share of $2.05. The warrant expires on October 26, 2008.
(10)	Total includes 3,000 shares issuable upon exercise of a stock warrant held by G. Select Securities LLC at a price per share of $5.00. The warrant expires on November 24, 2008.

        The foregoing table reflects only shares that are subject to and that are owned and offered during the effectiveness of the registration statement that includes this prospectus.

        The foregoing table assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their shares. See “Plan of Distribution”.

        The shares issued to the selling shareholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares on the OTC Bulletin Board or other principal trading market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

        The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See “Plan of Distribution.” The selling shareholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

        Based on information provided to us, the selling shareholders are not and have not been affiliated with any broker-dealer in the United States.

        With the exception of Mr. Choate, who is the president, CEO and a director of the company, and Mr. Wrubel who is a director of the company, the selling shareholders are not affiliated and have not been affiliated with us or any of our predecessors or affiliates during the past three years.

SELECTED FINANCIAL DATA

        The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The statement of operations data presented below for the years ended December 31, 2001, December 31, 2002 and December 30, 2003, and the selected balance sheet data at December 31, 2003 and December 30, 2002, are derived from Aptimus’ financial statements that have been audited by Moss Adams LLP, independent auditors. The statement of operations data presented below for the year ended December 31, 2000 and December 31, 1999, and the selected balance sheet data at December 31, 2000 and December 31, 2001, are derived from Aptimus’ financial statements that, in respect to years ended December 31, 1999 and December 31, 2000, have also been audited by PriceWaterhouseCooper LLP, independent auditors, and are not included in this prospectus. The statement of operations data presented below for the three months ended March 31, 2004, and the selected balance sheet data at March 31, 2004, are derived from Aptimus’ unaudited financial statements.

	Aptimus, Inc. Year Ended December 31,
	1999	2000	2001	2002	2003	Three Months Ended March 31, 2004 (unaudited)

Statement of Operations Data:
Revenues	$ 8,506	$ 16,873	$ 1,874	$ 2,915	$ 4,571	$ 1,806
Operating expenses:
Sales and marketing	15,904	30,116	6,210	1,974	1,289	437
Connectivity and network costs	630	2,068	1,784	1,312	1,023	176
Publisher fees	--	--	321	1,013	1,436	679
Research and development	981	2,553	1,640	559	527	152
General and administrative	1,504	3,149	2,757	1,695	1,422	339
Depreciation and amortization	1,156	2,419	2,268	1,305	315	66
Lease renegotiation costs and abandonment
of leasehold improvements	--	--	--	478	--	--
Loss (gain) on disposal of long-term assets	(3)	(3)	339	105	37	--
Restructuring costs	--	--	4,998	--	--	--
Total operating expenses	20,172	40,302	20,317	8,441	6,049	1,849

Operating loss	(11,666)	(23,429)	(18,443)	(5,526)	(1,478)	(43)
Interest expense	40	114	155	24	41	27
Interest income	815	2,439	720	46	8	5

Net loss	$(10,891)	$(21,104)	$(17,878)	$(5,504)	$(1,511)	(65)

Basic and diluted net loss per share	$ (1.08)	$ (1.36)	$ (1.44)	$(1.35)	$(0.35)	(0.01)

Shares used to compute basic and
diluted per share amounts	10,043	15,567	12,400	4,073	4,333	5,237

	As of December 31,
	1999	2000	2001	2002	2003	As of March 31, 2004 (unaudited)

Balance Sheet Data:
Cash and cash equivalents	$33,795	$12,854	$3,651	$ 667	$2,368	$1,758
Working capital (deficiency)	46,736	23,032	4,387	698	2,457	2,342
Total assets	55,816	35,532	7,510	1,941	3,975	3,884
Current Liabilities	4,865	4,720	798	709	996	958
Long-term obligations, less current portion	40	944	68	--	267	__
Total shareholders' equity	50,911	29,868	6,644	1,232	2,712	2,926
(1)

In February, 2001, we substantially restructured our business including repositioning ourselves as a provider of online advertising services to companies who engage in direct marketing activities. As a result, our performance since the restructuring is not directly comparable to results prior to the restructuring. For more information, please see the section entitled "Business - Company History."

Selected Quarterly Financial Data

        The following table provides certain selected quarterly financial data for each full quarterly period during the last two fiscal years:

	Quarterly Period Ended

	Mar 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003

Statement of Operations Data
Total sales	773	782	537	823	911	938	1,405	1,317
Total operating expense	2,082	2.274	2,541	1,544	1,513`	1,375	1,671	1,490
Loss from operations	(1,309)	(1,492)	(2,004)	(721)	(602)	(437)	(266)	(173)
Other (expense) income	12	6	4	--	(2)	--	(7)	(24)
Net loss	(1,297)	(1,486)	(2,000)	(721)	(604)	(437)	(273)	(197)
Basic and diluted net loss
per share	(0.33)	(0.37)	(0.49)	(0.17)	(0.14)	(0.10)	(0.06)	(0.04)
Weighted-average shares used
in computing basic and
diluted net loss per share	3,987	4,020	4,067	4,221	4,221	4,221	4,270	4,615

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

        We began our direct marketing business in 1994 as the FreeShop division of Online Interactive, Inc. In addition to operating the FreeShop division, Online Interactive was also engaged in the business of selling software over the Internet. In July 1997, Online Interactive transferred the FreeShop division to FreeShop International, Inc., a newly formed, wholly owned subsidiary, and spun off FreeShop International through a distribution to its shareholders. On February 19, 1999, FreeShop International changed its name to FreeShop.com, Inc. On October 16, 2000, FreeShop.com, Inc. changed its name to Aptimus, Inc.

        Today, we are a results-based advertising network that distributes advertisements for direct marketing advertisers across a network of third-party websites and company-owned and licensed email lists. For advertisers, the Aptimus Network offers a high volume, high quality, Internet-based distribution channel to present their advertisements across a broad audience of users on websites and email lists. Advertisers pay us only for the results that we deliver. We then share a portion of the amounts we bill our advertiser clients with the third-party website owners or “publishers” and email list owners on whose web properties and email lists we distribute the advertisements. While this “revenue share” approach is our primary payment model, we will as an alternative occasionally pay website owners either a fixed fee for each completed user transaction or a fee for each impression of an advertisement served on the website. Advertisers pay us for the following actions:

•	when a user opens an advertisement served by us with a “click” of the cursor on the user’s computer screen (a “cost per click” pricing model);

•	when a user opens an advertisement served by us, expresses his or her interest in the advertisement by providing certain information desired by the advertiser such as the user’s name and email address, and then submits that information to us or the advertiser directly by “clicking” the submit button on the computer screen (a “cost per lead” pricing model);

•	when a user opens an advertisement and orders the advertised product or service by providing the desired information such as a name, postal address and payment, and then submits the order to Aptimus or the advertiser directly by “clicking” the submit button on the computer screen (a “cost per acquisition” pricing model);

•	when an advertisement is displayed on a user's computer screen (a "cost per impression" pricing model), and;

•	any combination of the pricing models described above;

        As a result, advertisers can refine their offers and payment models to achieve their specific objectives. For website publishers and email list owners, the Aptimus Network generates high revenues per impression while promoting compelling offers from recognized brand advertisers in graphical formats that complement the publishers’ sites and add value for their customers. At the core of the Aptimus Network is a proprietary, patent-pending technology and direct marketing approach called Dynamic Revenue Optimization™, which determines through computer-based logic on a real-time basis the best advertisements in our system, in terms of response history and value, for promotion on each individual website and in each email sent that will generate the greatest user response and highest revenue possible for that specific website or email placement. The technology is designed to enhance results for our advertiser clients by placing specific offers in front of specific customers, while maximizing revenues for our distribution publishers and us. Our primary offer presentation formats include cross-marketing promotions at the point of registration or other transactional activity on websites, online advertising programs, and email marketing campaigns.

         Our advertisements typically appear on a dedicated offer page where no other advertisements or editorial content is presented. The number of advertisements displayed on the page ranges from one to as many as twenty or more. They can appear in a single column or in two columns and the method of selecting advertisements can either be in a check box or a yes/no button format. All of these elements are variables that we can change on the fly. We have found that different publisher websites will generate different results with the same offer format. Our ability to test offer formats on a publisher-by-publisher basis allows us to present the optimally performing format in terms of user response and value for each individual publisher in our network.

        We believe that users are more inclined to respond to our clients’ advertisements in an environment where they are engaged in some form of transaction, the logic being a consumer is more likely to take the additional action of responding to an ad when he or she is in a transaction frame of mind. We thus strive to have our offers displayed in environments on our publishers’ websites were consumers are taking some form of action. Actions can include when a user registers to be included in a website community or to receive a newsletter, when a user logs in to a site where he or she is already registered, when a user downloads a screen saver or software program, and when a user completes an online survey. In identifying potential publisher sites to contract with, a key consideration for us is the number of registrations, log ins, downloads or other form of user transaction taking place on the site. The more user transactions, the more desirable that publisher is for inclusion in our network.

        Given the importance transacting consumers are to our business, a key focus of ours has been expanding the number of publishers in our network. To this end, we have added five employees to our business development team since early December 2003. They are solely dedicated to identifying publishers for potential inclusion in our network, engaging those publishers in negotiations and contracting with them on mutually acceptable terms.

        In respect to advertising clients, we distinguish between advertisers with consistent, year-around lead acquisition requirements and advertisers with periodic, campaign-based lead acquisition requirements. We refer to the former as “continuity” clients and the latter as “campaign” clients. We highly value continuity clients given their predictable lead acquisition requirements and advertising budgets. Advertising.com and the individual advertisers whose lead acquisition programs we source through Advertising.com is an example of a continuity client. While continuity clients tend to have regular spending patterns, we do observe an uptick in spending by some clients in the third and fourth quarters in anticipation of the holiday shopping season.

        Our campaign clients are also very important to us. Their lead acquisition requirements are typically tied to broader product-specific, coordinated marketing programs that use other media in addition to the Internet to touch and acquire consumers. Their budgets for individual campaigns can be very large, but their size and timing are largely out of the company’s ability to control or predict. Individual campaigns are tied solely to a client’s internal budgeting and product marketing plans. Proctor & Gamble is an example of a campaign client. We ran a number of campaigns for Proctor & Gamble in the third quarter of 2003, which resulted in significant revenues from this client for that quarter. Yet, we had no new business from P&G in the fourth quarter of that year. We have resumed P&G campaign business in the first months of 2004, but we cannot predict whether it will continue at current levels, increase or decrease over the balance of the year.

        The limited three-year history of the business, together with the evolving nature of results-based online advertising in general, makes it difficult to identify business metrics other than total revenue and profitability that will prove useful if consistently applied over the long term. For example, identifying the number of new publisher sites added to our network in a quarter can be misleading. Because impressions play an important role in our performance, the addition of ten publishers each with relatively few impressions may not be as meaningful to the company as the addition of one publisher with high impression volumes. Similarly, identifying the total number of impressions can be misleading, since we have found that depending on the site or email list, serving fewer impressions can actually improve the financial performance of the advertisements we serve. Also, the type of impression makes a difference in its financial performance. For example, a pop-up impression that appears at the end of a user visit to a publisher’s site may occur with high frequency, but is likely to generate a limited number of orders and thus lower average revenue for the company. On the other hand, transaction-based impressions – where an advertisement is displayed in the middle of a registration process for example – may be fewer in number, but they are almost certain to generate higher average revenues.

        Identifying average revenue for each impression on a quarterly basis is likely to be confusing as well. As a rule, individual lead fees our continuity clients pay are relatively high. However, the fee campaign clients pay for each individual lead is relatively low. Yet, their total campaign budgets can be significant. Campaigns thus typically generate a large number of low lead fee impressions, which in turn drive down our lead fee average for the period in which the fees are generated. Given the sporadic nature of our campaign business, average lead fees can fluctuate on a quarter-to-quarter basis, sometimes dramatically. We thus do not find our average lead fee a useful indicator of the health or prospects of the business.

        The most important, consistent and reliable business metrics management considers in determining the health of the business are revenues and net profit (loss).

        For the years ended December 31, 2001, 2002, and 2003 our ten largest clients accounted for 40.2%, 44.6% and 61.7% of our revenues, respectively. One customer accounted for 10.3% of revenues during the year ended December 31, 2001. No single client accounted for more than 10% of revenues in the year ended December 31, 2002. Proctor & Gamble and Advertising.com accounted for 13.6% and 10.1% of revenues during the year ended December 31, 2003, respectively. Over the past year we have sought to work with larger clients with bigger ad budgets. This has resulted in an increase in the percentage of our revenues derived from our 10 largest clients. We expect our revenues to be composed of a similar mix of large and small advertiser clients in the immediate future.

        On February 20, 2001, we announced our intention to reposition the Company to provide online advertising services to companies who engage in direct marketing activities, focusing all of our resources on building a direct marketing network. As part of this repositioning all activities related to our consumer-direct websites, including FreeShop.com, Desteo.com, and CatalogSite.com were discontinued. As a result of these activities, we reduced staffing levels by 161 employees during the first quarter of 2001. In June of 2001, the decision was made to modify the restructuring plan by disposing of the technology acquired in the XMarkstheSpot acquisition, to reduce staffing by an additional 26 employees and to dispose of additional equipment and software no longer being used in operations.

        Our business has been operating at a loss and generating negative cash flows from operations since inception. As of December 31, 2003, we had an accumulated deficit of approximately $63.1 million. With the reductions in continuing operating expenses that have been made and growth in revenues, we anticipate achieving positive earnings and cash flows during the year ending December 31, 2004. However, there are still many challenges to achieving this goal, including the availability of the continued market acceptance of results-based advertising, and the achievement is by no means assured. See “Risks Related to Our Business”.

        On March 7, 2003, our common stock was delisted from the Nasdaq SmallCap Market due to our noncompliance with the continued listing standards for that market. Since March 7, 2003, our common stock has been quoted on the OTCBB under the symbol “APTM”.

        On July 22, 2004, we announced results for the second fiscal quarter of 2004. For the quarter, we reported a profit of $300,000 representing $0.04 per share (calculated on a fully-diluted weighted average of 7.1 million shares) on revenues of $3,000,000. This represents a $737,000 improvement from the net loss of $437,000 for the same period in 2003 (which represented a $0.10 loss per share, calculated on a then weighted average of 4.2 million basic shares outstanding).

Results of Operations

        The following table sets forth statement of operations data for the periods indicated as a percentage of revenues:

	Year Ended December 31,

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%
Operating expenses:
Sales and marketing	331.4	67.7	28.2
Connectivity and network costs	95.2	45.0	22.4
Publisher fees	17.2	34.8	31.4
Research and development	87.5	19.2	11.5
General and administrative	147.1	58.1	31.1
Depreciation and amortization	121.0	44.8	6.9
Lease renegotiation costs and abandonment
of Leasehold improvements	--	16.4	--
Loss (gain) on disposal of long-term assets	18.1	3.6	0.8
Restructuring costs	266.7	--	--

Total operating expenses	1,084.2	289.6	132.4

	Year Ended December 31,

	2001	2002	2003

Operating loss	(984.2)	(189.6)	(32.4)
Interest expense	8.2	0.8	0.9
Interest income	38.4	1.6	0.2

Net loss	(954.0)%	(188.8)%	(33.1)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues. We derive our revenues primarily from lead generation contracts. Leads are obtained through promoting our clients’ offers across our Aptimus Network of website publishers and opt-in e-mail lists. Our revenues increased by $1.7 million, or 57%, to $4.6 million in the year ended December 31, 2003, from $2.9 million in the year ended December 31, 2002. The increase in revenue is primarily due to expansion of our Aptimus Network, including the addition of new website distribution publishers thereby increasing our ad impressions and corresponding user transactions, and the expansion of our advertiser client base. A primary focus for the company in 2004 is to continue expanding the number of publishers in our Network. We have added four new employees to our business development staff since December 2003, whose job is to identify publishers for potential inclusion in our network, engage those publishers in negotiations and contract with them on mutually acceptable terms. Our plan is to continue to expand our network with new distribution publishers and client offers.

        Sales and marketing. Sales and marketing expenses consisted primarily of marketing and operational personnel costs, bad debts, and outside sales costs. Sales and marketing expenses decreased by $685,000, or 35%, to $1.3 million in 2003 from $2.0 million in 2002. The decrease in sales and marketing expenses is primarily a result of a $430,000 reduction in payroll costs and a $230,000 reduction in rent expense. The decrease in payroll costs is a result of a decrease in the amount of high level management in the sales and marketing area. The reduction in rent expense is a result of renegotiating the Seattle lease in October of 2002 and the San Francisco lease in January 2003. In November 2003, we signed a lease for new office space in San Francisco. The cost of the new lease is consistent with the cost of the lease for our former San Francisco office space. We have also signed a lease for new office space in Seattle that commences at the June 30, 2004, termination of our current Seattle office lease. The cost of the new Seattle office lease is consistent with that of our current lease. Sales and marketing payroll costs are expected increase in 2004 as a small number of new sales, business development and account management personnel are expected to be hired in 2004. As we add employees and our business grows, we will likely need to hire a management-level employee, most likely in the sales and business development area, to help manage our expanding activities. Other than payroll related costs, sales and marketing expenses in 2004 are expected to be relatively consistent with amounts in 2003.

        Connectivity and network costs. Connectivity and network costs consist of expenses associated with the fees, maintenance and usage of our network as well as e-mail delivery costs. Such costs include e-mail delivery costs, Internet connection charges, hosting facility costs, banner ad serving fees and personnel costs. Internet and network connectivity decreased by $289,000, or 22%, to $1.0 million in 2003 from $1.3 million in 2002. The decrease in connectivity and network costs is primarily a result of a $182,000 decrease in connectivity costs and an $114,000 decrease in e-mail delivery costs. These reductions were offset by small increases in several other categories. Connectivity costs decreased primarily as a result of terminating our offsite hosting contract with EDS. E-mail delivery costs decreased as a result of using different e-mail delivery vendors with lower costs for delivery. Internet and network connectivity expenses are expected to increase slightly as we add additional power supply backup to our network and outsource certain server hosting functions in 2004 compared to amounts in 2003. The EDS contract was cancelled in July 2003, which resulted in five months of savings in 2003. Also January 2004, was the last month that an external provider was used for delivery of e-mail. In 2003 e-mail delivery fees were approximately $300,000. Although most of the e-mail delivery costs will be eliminated in 2004 there will be some increases in internal costs associated with this change.

        Publisher fees. Publisher fees expense consists of fees to publishers participating in our network. Publisher fees increased by $423,000, or 42%, to $1.4 million in 2003 from $1.0 million in 2002. This increase is directly related to the increase in our revenue. Publisher fees have increased at a lower rate than network revenues as a result of e-mail based campaigns. E-mail based campaigns that are sent to Company-owned lists do not have any publisher fees associated with them. Also the cost of delivering the e-mails and certain third-party costs are generally deducted before calculating the fees due publishers for e-mail based campaigns not sent to Company-owned lists. Publisher fees are expected to increase in 2004 as a result of the addition of new website publishers.

        Research and development. Research and development expenses primarily include personnel costs related to maintaining and enhancing the features, content and functionality of our websites, network and related systems. Research and development expenses decreased by $32,000, or 6%, to $527,000 in 2003 from $559,000 in 2002. Research and development expenses in 2004 are expected to be relatively consistent with amounts in 2003.

        General and administrative. General and administrative expenses primarily consist of management, financial and administrative personnel expenses and professional service fees. General and administrative expenses decreased by $273,000, or 16%, to $1.4 million in 2003 from $1.7 million in 2002. The decrease in general and administrative expenses is primarily a result of a $154,000 reduction in payroll costs and a $115,000 reduction in rent expense. The decrease in payroll costs is a result of a decrease in the number of general and administrative staff. The reduction in rent expense is a result of renegotiating the Seattle lease in October of 2002, and the San Francisco lease in January 2003. General and administrative expenses in 2004 are expected to be slightly higher than amounts in 2003. We expect our external legal and accounting fees will increase in 2004 and beyond as a result of ongoing efforts to insure compliance with evolving federal securities laws. In addition, we expect our insurance premiums to increase as a result of our plan to increase the coverage limits of our Directors and Officers insurance policy upon its renewal later in 2004. For these same reasons and the fact our business will be growing, we believe our legal, accounting and insurance expense will continue to trend upward in future years.

        Depreciation and amortization. Depreciation and amortization expenses consist of depreciation on leased and owned computer equipment, software, office equipment and furniture and amortization on intellectual property, non-compete agreements, acquired technology, work force in-place and goodwill from acquisitions. Depreciation and amortization expenses decreased by $1.0 million, or 76%, to $315,000 in 2003 from $1.3 million in 2002. The decrease in depreciation is a result of fixed assets becoming fully depreciated.

        Loss (Gain) on Disposal of Long-Term Assets. Loss (gain) on disposal of long-term assets consists of gains and losses on disposals of assets and impairments on long-term investments. Loss on disposal of long-term assets decreased by $68,000, or 65%, to $37,000 in 2003 from $105,000 in 2002. In the prior year the majority of the loss related to the write down of a long-term investment. In the current year the loss on disposal of assets relates to disposal of many smaller fixed assets.

        Lease renegotiation costs and impairment of leasehold improvements. No significant additional lease renegotiation costs or impairments of leasehold improvements occurred in 2003 or are expected in 2004.

        Interest expense. Interest expense in 2003 relates to capital equipment leases, the line-of-credit, and the convertible notes payable. Interest expense totaled $41,000 and $24,000 in the years ended December 31, 2003, and 2002, respectively.

        Interest Income. Interest income consists of interest income on cash and cash equivalents and short-term investments. Interest income decreased by $38,000, or 83%, to $8,000 in 2003 from $46,000 in 2002. Interest income has decreased as the balance available for investment has decreased due to use of cash for operations.

        Income Taxes. No provision for federal income taxes has been recorded for any of the periods presented due to our current loss position.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenues. Our revenues increased by $1.0 million, or 56%, to $2.9 million in the year ended December 31, 2002 from $1.9 million in the year ended December 31, 2001. The increase in revenues resulted from a $2.2 million increase in revenues from our network and a $1.2 million decrease in the discontinued FreeShop site related revenues.

        Revenue related to our network increased due to an increase in the number of ad impressions and corresponding user transactions taking place on the network. The quantity of transactions has increased as a result of adding more publishers and clients to the network and sending more e-mails. The average number of e-mails sent per month in

2002 increased by 425% compared to the monthly average in 2001. The increase in transaction volume was tempered by a concurrent decrease in the average fee per lead of approximately 12% due to lower demand for advertising in the face of poor economic conditions. Also, e-mail marketing was implemented as part of our network model in the third quarter of 2001 and did not provide revenues for an entire year in 2001. Revenue related to the FreeShop site decreased as a result of discontinuation of our consumer-direct websites.

        Sales and marketing. In the second half of 2001 and all of 2002 sales and marketing expenses consisted primarily of marketing and operational personnel costs, bad debts, and outside sales costs. In the first half of 2001 and all of 2000, sales and marketing expenses were primarily comprised of advertising costs, marketing and operational personnel costs related to developing our brand and generating visits to our websites, as well as personnel and other costs. Sales and marketing expenses decreased by $4.2 million, or 68%, to $2.0 million in 2002 from $6.2 million in 2001. The decrease in sales and marketing expenses is primarily a result of a $1.6 million reduction in advertising and public relations spending and $1.8 million in reduced payroll costs.

        Connectivity and network costs. Connectivity and network costs consist of expenses associated with the fees, maintenance and usage of our network as well as e-mail delivery costs. Such costs include e-mail delivery costs, Internet connection charges, hosting facility costs, banner ad serving fees and personnel costs. Internet and network connectivity decreased by $472,000, or 26%, to $1.3 million in 2002 from $1.8 million in 2001. This decrease resulted from the elimination of costs associated with the FreeShop site in May of 2001.

        Publisher fees. Publisher fees expense consists of fees to distribution publishers participating in our network. Publisher fees increased by $692,000, or 216%, to $1.0 million in 2002 from $321,000 in 2001. This increase resulted from approximately a 350% increase in network related revenues. Publisher fees have increased at a lower rate than network revenues as a result of e-mail based campaigns. E-mail based campaigns that are sent to Company-owned lists do not have any publisher fees associated with them. Also the cost of delivering the e-mails and certain third-party costs are generally deducted before calculating the fees due publishers for e-mail based campaigns not sent to Company-owned lists. With the implementation of the network model advertising expenses included in sales and marketing were virtually eliminated.

        Research and development. Research and development expenses primarily include personnel costs related to maintaining and enhancing the features, content and functionality of our websites, network and related systems. Research and development expenses decreased by $1.1 million, or 66%, to $559,000 in 2002 from $1.6 million in 2001. Reductions in staff resulting from the restructuring and cost cutting efforts have reduced labor expenses by approximately $480,000 and outside services by approximately $440,000 compared to the prior year.

        General and administrative. General and administrative expenses primarily consist of management, financial and administrative personnel expenses and professional service fees. General and administrative expenses decreased by $1.1 million, or 30%, to $1.7 million in 2002 from $2.48 million in 2001. The three largest factors in the decrease in general and administrative expenses was a decrease in legal, accounting and other outside service fees of approximately $260,000, a decrease in equity-based compensation in the amount of 226,000 and one time costs in 2001 of approximately $370,000. The one time costs in 2001 resulted from termination of an operating agreement acquired as part of the XmarksTheSpot acquisition, and costs incurred for investment banking services related to potential strategic transactions.

        Depreciation and amortization. Depreciation and amortization expenses consist of depreciation on leased and owned computer equipment, software, office equipment and furniture and amortization on intellectual property, non-compete agreements, acquired technology, work force in-place and goodwill from acquisitions. Depreciation and amortization expenses decreased by $964,000, or 43%, to $1.3 million in 2002 from $2.3 million in 2001. The decrease in depreciation is a result of assets disposed or written off in 2001 as part of the restructuring, assets becoming fully depreciated during 2002 and abandonment of some leasehold improvement costs in September 2002.

        Restructuring costs. Restructuring costs consist of costs associated with repositioning the Company as a provider of online advertising services to companies who engage in direct marketing activities, and the discontinuance of our consumer-direct websites. The restructuring category was new for 2001, as this was the first time we undertook a restructuring. There were no restructuring costs recorded in 2002 as no further restructurings were undertaken in 2002. Amounts accrued in 2001 were paid in January of 2002, as expected and no additional amounts were incurred related to the 2001 restructuring.

        Interest expense. Interest expense in 2002 relates to capital equipment leases. Interest expense totaled $24,000 and $155,000 in the years ended December 31, 2002, and 2001, respectively. Interest expense decreased as the Imperial Bank note was paid off in August 2001, and the Fingerhut Companies note was paid off in November 2001.

        Other (income) expense, net. Other (income) expense, net, consists of interest income, gains and losses on disposal of assets and impairments on long-term investments. Other (income) expense, net, decreased by $440,000 to a $59,000 expense in 2002 from a $381,000 gain in 2001. Interest income has decreased as the balance available for investment has decreased due to use of cash for operations and a decline in interest rates. In addition to the decrease in interest income an impairment on long-term investments of $107,000 was recorded during the year.

        Income Taxes. No provision for federal income taxes has been recorded for any of the periods presented due to our current loss position.

Liquidity and Capital Resources

        Since we began operating as an independent company in July 1997, we have financed our operations primarily through the issuance of equity securities. Net proceeds from the issuance of stock through March 31, 2004, totaled $67.1 million. As of March 31, 2004, we had approximately $1.8 million in cash and cash equivalents, providing working capital of $2.3 million. No off-balance sheet assets or liabilities existed at March 31, 2004.

        Net cash used in operating activities was $1.2 million and $3.8 million in the years ended December 31, 2003 and 2002, respectively. Cash used in operating activities in the years ended December 31, 2003 and 2002, consisted of:

	Years ended December 31,

	2002	2003

Cash received from customers	$ 3,196	$ 4,126
Cash paid to employees and vendors	(7,037)	(5,302)
Interest received	46	8
Interest paid	(24)	(33)

Net cash used in operations	$(3,819)	$(1,201)

        Net cash used in operating activities was $1.2 million and $3.8 million in the years ended December 31, 2003 and 2002, respectively. Cash used in operating activities in the year ended December 31, 2003, resulted primarily from net losses, a decrease in accrued liabilities, an increase in accounts receivable and an increase in prepaid and other assets, which were partially offset by an increase in accounts payable. Cash used in operating activities in the year ended December 31, 2002, resulted primarily from net losses, a decrease in accrued liabilities and an increase in accounts receivable, which were partially offset by an increase in accounts payable and a decrease in prepaid expenses.

        Net cash provided by (used in) investing activities was $(84,000) and $1.0 million in the years ended December 31, 2003 and 2002, respectively. In the year ended December 31, 2003, $118,000 was used to acquire fixed assets, $35,000 was used to acquire intangible assets, $51,000 was provided by the sale of short-term investments and $18,000 was provided by the sale of fixed assets. In addition to these cash transaction $203,000 of computer equipment was purchased with capital leases during the year ended December 31, 2003. In the year ended December 31, 2002, $29,000 was used to purchase computer equipment, software, furniture, office equipment and to pay for leasehold improvements; $10,000 was used to purchase an intangible asset; $43,000 was received from the sale of computer equipment and furniture; and $1.0 million was received from the of sale of short-term securities.

        Net cash provided by (used in) financing activities was $3.0 million and $(168,000) in the years ended December 31, 2003 and 2002, respectively. Net cash provided by financing activities in 2003 was $2.8 million from the sale of stock in a private placement and $305,000 from the issuance of convertible notes payable. These sources of cash were offset by the repayment of $162,000 of lease obligation in the year ended December 31, 2003. Net cash used in financing activities in 2002 resulted from principle payments of $84,000 on capital leases and $89,000 in principle payment on notes payable, which were offset by $5,000 in proceeds from stock option exercises.

        We believe our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. Financial results have been improving and we expect to be EBITDA profitable in the quarter ending June 30, 2004, and thereafter. Assuming operations continue as expected we expect to generate positive cash flows in the near future. We do not currently anticipate a need for significant capital expenditures. However, there are still many challenges to achieving this goal and the achievement is by no means assured. Should our goal of achieving positive cash flow not be met we may need to raise additional capital to meet our long-term operating requirements.

        Our cash requirements depend on several factors, including the level of expenditures on advertising and brand awareness, the rate of market acceptance of our services and the extent to which we use cash for acquisitions and strategic investments. Unanticipated expenses, poor financial results or unanticipated opportunities requiring financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to us, or at all. The delisting from the Nasdaq SmallCap Market may make raising additional capital more difficult. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict our operations.

        The following table summarizes the contractual obligations and commercial commitments entered into by the Company, in thousands.

	Payments Due by Period
		Nine months ending December 31,	Year ending December 31,

Contractual Obligations	Total	2004	2005	2006	2007	2008	2009

Capital lease obligations	$ 86	$ 86	$ --	$ --	$ --	$ --	$--
Operating leases	1,006	155	219	232	250	100	50

Total Contractual Cash
Obligations	$1,092	$241	$219	$232	$250	$100	$50

Critical Accounting Policies

        Our significant accounting policies are described in Note 2 to the financial statements included in this prospectus. We believe those areas subject to the greatest level of uncertainty are the allowance for doubtful accounts and depreciation of fixed and intangible assets.

Allowance for Doubtful Accounts

        The estimate of allowance for doubtful accounts is comprised of two parts, a specific account analysis and a general reserve. Accounts where specific information indicates a potential loss may exist are reviewed and a specific reserve against amounts due is recorded. As additional information becomes available such specific account reserves are updated. Additionally, a general reserve is applied to the aging categories based on historical collection and write-off experience. As trends in historical collection and write-offs change, the percentages applied against the aging categories are updated. Except were specific information indicates otherwise, the following rates were applied against the total balance due from the client when they had an amount in the applicable ageing category as of the date the reserve analysis was performed:

	As of December 31,
	2001	2002	2003

Current	0%	0%	0%

Past due 1-30 days	0%	0%	0%

Past due 31-60 days	25%	25%	25%

Past due 61-90 days	50%	50%	50%

	As of December 31,
	2001	2002	2003

Past due greater than 90 days	100%	100%	100%

        Additional metrics related to the allowance for doubtful accounts are as follow:

	As of December 31,
	2001	2002	2003

Reserve balance	$68,000	$76,000	$61,000

% Of overall AR reserved	20.2%	12.5%	6.2%

Days sales outstanding	65	59	64

        Over the past three years accounts receivable has increased and the allowance for doubtful accounts has remained relatively consistent. This trend results from the recovery form the economic downturn that occurred in 2001. We do not expect to see this trend continue but rather expect our overall reserve balance will stabilize around 5-7% range as the economy stabilizes. Any increase in the rates used to calculate the reserve would result in the recognition of additional bad debts expense and reduce the net accounts receivable balance.

Depreciation of Fixed and Intangible Assets

        Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized on a straight-line method over their estimated useful lives or the term of the related lease, whichever is shorter. Equipment under capital leases, which all contain bargain purchase options, is recorded at the present value of minimum lease payments and is amortized using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives are as follows:

Office furniture and equipment	Five years
Computer hardware and software	Three years
Leasehold improvements	Three to Five years

        Intangible assets are stated at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Email names	Two years
Aptimus patents and trademarks	Three years

        The cost of normal maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains or losses on the disposition of assets in the normal course of business are reflected in operating expenses as part of the results of operations at the time of disposal.

        Changes in circumstances such as technological advances or changes to our business model can result in the actual useful lives differing from our estimates. In the event we determine that the useful life of a capital asset should be shortened we would depreciate the net book value in excess of the estimated salvage value, over its remaining useful life thereby increasing depreciation expense. Long-lived assets, including fixed assets and intangible assets other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. A review for impairment involves developing an estimate of undiscounted cash flow and comparing this estimate to the carrying value of the asset. The estimate of cash flow is based on, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        All of our cash equivalents, short-term securities and capital lease obligations are at fixed interest rates and therefore the fair value of these instruments is affected by changes in market interest rates. As of December 31, 2003, however, our cash equivalents and short-term securities mature within three months. As of December 31, 2003, we believe the reported amounts of cash equivalents, short-term securities and capital lease obligations to be reasonable approximations of their fair values. As a result, we believe that the market risk and interest risk arising from its holding of financial instruments is minimal.

BUSINESS

Overview

        We are a results-based advertising network that distributes advertisements for direct marketing advertisers across a network of third-party websites and company-owned and licensed email lists. For advertisers, the Aptimus Network offers a high volume, high quality, Internet-based distribution channel to present their advertisements across a broad audience of users on websites and email lists. Advertisers pay us only for the results that we deliver.

We then share a portion of the amounts we bills our advertiser clients with the third-party website owners or “publishers” and email list owners on whose web properties and email lists we distribute the advertisements. While this “revenue share” approach is our primary payment model, we will as an alternative occasionally pay website owners either a fixed fee for each completed user transaction or a fee for each impression of an advertisement served on the website. Advertisers pay us for the following actions:

•	when a user opens an advertisement served by us with a "click" of the cursor on the user's computer screen (a "cost per click" pricing model);

•	when a user opens an advertisement served by us, expresses his or her interest in the advertisement by providing certain information desired by the advertiser such as the user’s name and email address, and then submits that information to us or the advertiser directly by “clicking” the submit button on the computer screen (a “cost per lead” pricing model);

•	when a user opens an advertisement and orders the advertised product or service by providing the desired information such as a name, postal address and payment, and then submits the order to us or the advertiser directly by “clicking” the submit button on the computer screen (a “cost per acquisition” pricing model);

•	when an advertisement is displayed on a user's computer screen (a "cost per impression" pricing model), and;

•	any combination of the pricing models described above;

        As a result, advertisers can refine their offers and payment models to achieve their specific objectives. For website publishers and email list owners, the Aptimus Network generates high revenues per impression while promoting compelling offers from recognized brand advertisers in graphical formats that complement the publishers’ sites and add value for their customers. At the core of the Aptimus Network is a proprietary, patent-pending technology and direct marketing approach called Dynamic Revenue Optimization™, which determines through computer-based logic on a real-time basis the best advertisements in our system, in terms of response history and value, for promotion on each individual website and in each email sent that will generate the greatest user response and highest revenue possible for that specific website or email placement. The technology is designed to enhance results for our advertiser clients by placing specific offers in front of specific customers, while maximizing revenues for our distribution publishers and us. Our primary offer presentation formats include cross-marketing promotions at the point of registration or other transactional activity on websites, online advertising programs, and email marketing campaigns.

Company History

        Aptimus began in 1994 as the FreeShop division of Online Interactive, Inc. This division was spun-off from Online Interactive, Inc. in 1997 as FreeShop International, Inc., and later became FreeShop.com, Inc. FreeShop was an online direct marketing website connecting marketers and consumers in an innovative new approach made possible by the Internet. The concept was to take advantage of the Internet’s ability to quickly link advertisers and individual consumers to increase the efficacy of direct marketing campaigns by allowing consumers to pick and choose the promotional offers they actually wanted from direct marketers. This site-centric approach led to our growth through our initial public offering in 1999 and into 2000. The core of our business model was the lead generation business, a decades-old two-step marketing process where marketers offer a free trial, sample or information as a first step to acquiring a new customer. By the year 2000, our lead generation business was surrounded by advertising and sponsorship opportunities, which eventually grew to 65% of our revenues in the second quarter of 2000.

        During the year 2000, funding for Internet companies slowed and stock prices generally declined. Lack of funding, combined with an increased focus among Internet companies on profitability over revenue growth objectives, resulted in reduced marketing spending by Internet companies, most notably in the second half of 2000.

This drop in spending had significant repercussions throughout the industry and materially affected our advertising and sponsorship businesses.

        While we faced major challenges in 2000 and our results suffered, we maintained our aggressive posture and focused on what we know best — online direct marketing. Toward that end, beginning in June 2000, we undertook an evaluation of all aspects of how we do business. Through this effort, we made a number of determinations and commitments that formed the basis of our strategy going forward.

•	We determined that revenue streams from advertising and sponsorship opportunities were declining quickly and would not likely return to their earlier levels for some time to come. Those revenue streams were critical to making rapid growth via our site-centric approach possible, given the high marketing and infrastructure costs of growing a website audience.

•	We determined that our lead generation business remained viable, since direct marketing in general continued to prosper, most direct marketers recognized the importance of the Internet as a key part of their distribution mix, and the core of our traditional direct marketer client base remains in place.

•	We determined that all major sites throughout the industry would be feeling the same impacts on advertising spending, and thus would be seeking alternative revenue-generation opportunities such as results-based pricing (where fees are paid on a per-lead or other results basis).

•	We determined that our direct marketing clients could be served even better by our placement of their offers in relevant context through other companies’ websites and e-mail channels, without Aptimus spending the significant resources required to continue to maintain and grow our own website audiences.

        As a result of these determinations, we made a shift to a network strategy beginning in the Summer of 2000, placing direct marketing clients’ offers in contextually relevant locations on publisher websites throughout the Internet. Consistent with this new strategy, in October 2000, we renamed our company Aptimus, Inc., and named our network the Aptimus Network.

        From the summer of 2000 to the summer of 2001, we laid the foundation for our new network business model, and also reevaluated and changed all aspects of our company in the process. We exited the website business and terminated most of the contracts that were tied to our website business. We also reduced our staff from a high of 215 to 28 at the end of 2001 primarily through restructuring plans implemented in February of 2001 and June of 2001. In addition, in November 2001, we completed a major issuer tender offer, acquiring 9,230,228 shares of our outstanding common stock, or approximately 69.87% of our outstanding shares as of November 15, 2001. The issuer tender offer was completed to increase the upside potential for continuing shareholders who believed in the future of online direct marketing and our company while simultaneously allowing shareholders who desired to exit the stock to do so at a substantial premium to market prices at the time.

        As of the summer of 2001, we completed our transition to a network business.

Industry Background

Direct Marketing

        Advertising expenditures can be broadly defined as either brand or direct marketing. Brand advertising is intended to generate brand name awareness and create a specific image for a particular company, product or service. Direct marketing involves any communication to a consumer intended to generate a specific response or action, generally a purchase of a product or service.

Traditional Direct Marketing

        Traditional direct marketing media include direct mail, telemarketing, newspaper, magazine, radio and television advertising. Although traditional direct marketing is effective and widely used, it presents a number of challenges for marketers and consumers alike. Traditional direct marketers generally lack specific and timely information on a particular consumer’s immediate interests. Given the costs associated with traditional direct marketing, which typically include printing, data processing, postage, assembly, labor, telecommunications, and facilities, as well as the recent introduction of the FTC’s “do not call” registry, low response rates can make the process inefficient.

Online Direct Marketing

        Online direct marketing media include banner advertisements, interstitials, advertorials, text-links, pop-ups, targeted e-mail solicitations and website sponsorships. We believe that online direct marketing is more efficient than traditional direct marketing because online offers avoid expenses associated with physical advertising such as copy production costs, mailing expenses, and personnel expenses associated with individual telemarketing calls, while allowing offers to be tailored to the interests of specific demographic groups drawn to particular websites. Further, user data input capabilities enable easier and faster customer response. In addition, online direct marketing:

•	allows direct marketers to communicate directly with customers by email;

•	facilitates instantaneous data and feedback on marketing campaigns;

•	provides direct marketers with multiple performance-based payment models; and

•	enables highly customized marketing campaigns.

        Even with these advantages, direct marketers face challenges in realizing the full potential of the Internet as a marketing medium. With millions of websites, only a fraction of which have significant audiences, it is difficult for marketers to decide where to spend their marketing budgets. Even leading brand name marketers who build their own websites must find ways to attract a sizeable audience. In addition, financial hurdles presented by rapidly evolving technologies such as updating archaic computer and legacy data entry systems, may impede conventional direct marketers from successfully extending their activities to the Internet. Also, a number of new applications, such as programs that block pop-up ads have recently emerged and are becoming more widely used. Similarly, there is evolving popular dissatisfaction with some of the more intrusive methods of online advertising, such as pop-ups and unsolicited email. These technologies, together with evolving consumer sentiment, may diminish the value of placing online advertisements, particularly in the pop-up and email format, and discourage online advertising in general. Finally, federal and state laws have been implemented or are being implemented that would limit the use of e-mail advertising and the collection of personal data that has previously been used to help target offers. For example, the Controlling The Assault of Non-Solicited Pornography and Marketing Act of 2003, popularly described as the CAN SPAM Act, has placed strict limitations on how and to whom commercial email solicitations can be delivered. As a result, the number of consumers to whom direct marketers can be legitimately communicate by email has been significantly reduced.

The Aptimus Solution

        We have developed an effective performance-based advertising network. The Aptimus Network generates high volumes of quality orders for leading marketers, by presenting their offers across a broad network of website publishers and email lists. At the same time, the Aptimus Network provides incremental revenue benefits to its website publishers, generating attractive revenues per impression for its key formats, while saving the publisher the risk and cost of supporting additional internal advertising sales and information technology personnel.

        Marketers pay only for the results they achieve on a cost per click, cost per lead, cost per acquisition, or cost per impression basis, as well as combinations of those models. As a result, marketers can refine their offers and payment models to achieve their specific objectives.

        The Aptimus Network is focused primarily on advertising placements at the points of various transactional activities on websites where consumers are more active and, thus, more likely to respond to offers from marketers. Key formats include cross-marketing promotions at the point of registration, log-in, download or other transactional activities on websites. The Aptimus Network also includes other online advertising formats and e-mail marketing campaigns.

Dynamic Revenue OptimizationTM

        At the core of the Aptimus Network is a proprietary, patent-pending technology and direct marketing approach called Dynamic Revenue Optimization (DRO), which automatically determines through computer-based logic on a real-time basis the best offers from among the total offers in our rotation, in terms of response history and value, for promotion on each distribution publisher’s website and in each e-mail sent. The technology is designed to optimize results for our advertiser clients by placing the specific offers in front of specific customers, while maximizing revenues for our distribution publishers and us. The system can target offers on a real time basis based on any information the user has submitted in the transaction process where our offer page is located. For example, male users on a particular publisher’s site may have a different response history to our offers than the site’s female visitors. Our system will tailor the offer mix displayed on the site depending on the gender of the user to assure the highest response rate possible. Other useful targeting variables include age and physical address among others.

        Our Dynamic Revenue Optimization system measures every offer in every ad position on a revenue per impression basis. Then, the offers with greater revenues per impression for that specific position automatically receive more exposure there, while lower performing offers receive less exposure. The analytics are continuously updated to quickly identify the performance of new offers and to adjust and improve the performance of every placement.

        Revenues per impression are determined based on response rate to each offer in each position multiplied by the fee for that response, whether the advertiser is paying a fee per click, a fee per lead, a fee per acquisition or based on any other measurable outcome. This approach is more flexible than other response based systems that usually focus on one payment model exclusively, such as the cost per click approach of paid search networks.

        Because DRO depends on consumer response as a central factor, the system automatically improves the targeting of each offer based on consumer behavior, emphasizing the offers that have generated the highest level of traffic in each location for that category of offer, target consumer and website. This aspect of our algorithm ensures that offers are placed in front of a receptive audience. But consumer response is only one factor in determining offer placement. DRO also factors in the price per result paid by each advertiser. Offers are thus prioritized based on revenue received by us in combination with consumer response to the offers. For example, if two offers each generate 100 orders per 1,000 impressions and one advertiser is paying $1 per order and the other advertiser is paying $2 per order, DRO will emphasize the offer paying $2 per impression. Similarly, if between these two offers, the first receives 30 orders and the second receives 100 orders each per 1,000 impressions, and the first pays $10.00 per order and the second $2.00 per order, DRO will emphasis the first, higher paying offer even though it gets a fraction of the orders the second offer gets per 1,000 impressions. This is so because the higher paying offer generates more total revenue than the lower paying offer. This dynamic creates a competitive environment where advertisers have an incentive to pay us a higher fee to ensure priority placement of their offer.

Benefits to Consumers

        We benefit advertisers by offering a flexible, cost effective way to acquire new customers online. We present our offers from leading brands to consumers, allowing consumers to easily select and respond to the offers that are of greatest interest to them. Because the Aptimus Network prioritizes offers in each location based on actual response behavior in that location, consumers are more likely to find offers of unique interest and value to them since they are likely to have interests in common with others who have come to the same position. In addition, we present our offers in brief, easy to read text that is accompanied by a HTML image of the advertised product or service. While we can support the placement of many offers on a page, we have found that users prefer and respond best if presented with relatively few offers on a page. And consistent with our desire to maintain a user-friendly process, our offer pages are intuitive and easy to navigate and users are never forced or required to order something before proceeding to the next step in the transaction process.

Benefits to Advertisers

        We benefit advertisers by offering a flexible, cost effective way to acquire new customers online. The Aptimus Network presents their offers across a broad selection of website publishers, and our Dynamic Revenue Optimization approach automatically determines where the most responsive customers are for each offer. Advertisers pay us solely based on the results achieved for them, on a cost per click, cost per lead, cost per order, or other payment model that makes the most sense for them. Thus, advertisers can test new marketing programs with us with little to no risk, and the potential for high volume results for the best performing offers. Benefits to Publishers

        We work closely with publishers to identify key areas of their websites that have the most profit potential, and then dynamically serves targeted offers into those placements on an ongoing basis. Publishers share in results achieved, and we do all of the work to manage the placements, advertiser sales, order taking, optimization, billing, etc.

        The transaction-related positions on our publishers’ websites that we prefer are different than the targeted positions of other ad networks such as Google or aQuantive. And the Aptimus Network generates attractive revenues per impression while keeping consumers at the publisher’s website, rather than clicking them away to the website of the sponsoring advertiser, which is disruptive to the consumer’s experience and counter to the publisher’s interests.

Strategy

        Our objective is to be the performance-based advertising network on the Internet preferred by advertisers and website publishers alike. We intend to achieve this objective by the following key strategies:

Grow Website Publisher Base

        We intend to continue to grow our website distribution network as our primary emphasis in 2004, now that we have an established technology platform and a growing base of advertiser clients with both continuing and campaign-based customer acquisition goals. Our Dynamic Revenue Optimization system generates attractive revenues per impression. Our main emphasis then is to increase those impressions. Our key target distribution publishers are large website properties with significant volumes of transactional activities such as registrations, log-ins, downloads, auction bids, and other processes where users are performing a transaction of some form. We are also seeking major brand distribution publishers in key interest categories to continue to attract more and new types of major brand clients.

Expand Client Base

        We believe that we provide advertisers with a cost-effective alternative to traditional direct marketing and, as a result, we have a significant opportunity to increase the number of direct marketing clients we serve, especially cost-conscious advertisers. In particular, we are seeing more national consumer brand companies seeking Internet-based direct marketing vehicles, and we plan to initiate new relationships and expand our existing relationships with these companies. We continue to focus our sales staff on broadening relationships with existing advertiser clients and acquiring new advertiser clients. We plan to continue to expand and refine the services we offer to our clients, including:

•	enhanced marketing programs,

•	new methods of presenting offers, and

•	expanded data-gathering options.

        Finally, we also offer our services to advertising and direct marketing agencies as a solution for their client companies to access consumers on the Internet.

Increase Revenues Per Impression

        Our Dynamic Revenue Optimization technology platform automatically maximizes revenues through a patent-pending algorithmic approach. As discussed, the algorithm ranks offers based on two independent factors: (i) the number of desired responses (what we call “orders”) the offer receives, and (ii) the revenues received by us per order. As one or both of these factors increase, the algorithm places the offer incrementally more prominently versus offers not ranked as highly by the algorithm. Over time, as we continue to add new clients and competitive offers, our system should automatically increase our revenues for a given number of impressions based on the revenue optimizing bases of our algorithm. In addition, clients have an incentive to make their offers more attractive to consumers and increase the fees they pay to us per order, as the revenue results per impression for their offer will be a key factor in determining the exposure of their offer. We also offer marketers tools to dynamically test new offer formats and versions, such as different graphics or text, to improve the response rate to their preferred offer in the Aptimus Network.

Sales and Marketing

Client Base Development

        We sell our solutions to advertiser clients primarily through a sales and marketing organization comprised of Aptimus employed sales staff based in our San Francisco office. As part of our strategy to increase our client base, we intend to expand our sales force and client account management teams on an as needed basis. In addition, we work extensively with advertising agencies, which often act as “offer aggregators” bringing multiple new clients and offers to us simultaneously. Relationships with key advertising agencies have enabled us to expand our base of clients and offers more rapidly, without having to expand our internal sales team as quickly or as much as might otherwise be required.

Publisher Base Development

        We have a dedicated business development team who target and offer websites the opportunity to participate in the Aptimus Network. Since our preferred transaction-oriented placements are not the more traditional banner and skyscraper placements sought by our competitors such as Google and Acquantive, we have learned that the publisher sales process can take weeks or even months to complete from initial contact to the date our offers are live on the publisher’s site. Our business development employees work closely with our publishers and potential publishers to determine the most advantageous offer placements and presentation formats, often monetizing previously untapped content and traffic. Our technology platform continually and dynamically analyzes consumer response to offers presented on each publisher website in order to optimize results on each of those sites. We also experiment with multiple overall presentation formats and placements to maximize revenues for our publishers.

Operations and Technology

        We have implemented a broad array of offer presentation, dynamic optimization, customer service, transaction processing and reporting systems using both proprietary and licensed technologies. The Aptimus Network resides on a proprietary platform that is flexible, reliable and scalable. We believe that our system can support millions of consumers and large numbers of advertiser clients and website distribution publishers. Our proprietary network has been developed using both data and process engineering approaches to ensure a comprehensive and reliable architecture. We have filed a non-provisional patent application with the US Patent and Trademark Office that covers our proprietary offer rotation engine as a whole as well as its various unique component parts. The Aptimus Network technology has been created with four foundation goals in mind:

Flexibility: The network is built entirely in Java, HTML, and XML, and is intended to run across all platforms and networks.

Compatibility: To support the network, we have designed our offer presentation formats to scale easily across publisher websites with a minimum of technical integration required. Since our platform is based on standard open-source code, we have, to date, not encountered any systems incompatibility issues with our clients or publishers. Our offer page is extremely easy for our publishers to implement. Our engineers provide them with a line of code, which typically takes less than one-half an hour for them to fully integrate into their system.

Reliability: We have conducted millions of paid transactions, such as leads, impressions and clicks, across our network of publisher sites with a negligible failure rate. All our data transfers are conducted according to industry-standard security protocols, including Secure Sockets Layer (SSL). In the past three years, we have never encountered an outage exceeding three hours. However, in the event of a longer-term outage in the future, our system is designed to cache incoming data, which can then be processed when our system functionality is restored.
Scalability: All of our technologies are designed for rapid, complete deployment across a large number of distribution publishers. We leverage existing transactional implementations at our distribution publisher websites to speed the integration process. We have to date not encountered any challenges or limitations to our ability to scale our technology infrastructure to meet the demands of our growing network. We believe that we can support up to five times the current traffic.

        The Aptimus Network technology has been designed to evolve with the business and the Internet marketplace.

Competition

        While we believe that our DRO technology offers us a significant advantage over any potential competition in the transaction-based environments we prefer, we nonetheless face competition from other online advertising and direct marketing networks for client advertising budgets. Other online advertising networks and performance based marketing providers that advertisers might work with include ValueClick, Google, MaxWorldwide, aQuantive, AskJeeves, FindWhat and Advertising.com, some of which are also publishers or clients of Aptimus. To date, the noted competitors have not introduced a viable dynamic offer rotation solution that competes with us for placement in the transaction-based environments we prefer.

        We also compete indirectly for Internet advertising revenues in general with large Web publishers and Web portals, such as America Online, Microsoft Network, and Yahoo!, all of which would also be strong distribution publishers for the Aptimus Network.

Seasonality

        We are subject to seasonal and cyclical fluctuations. Continuity advertisers generally increase their customer acquisition efforts in the third quarter and early fourth quarter more than at any other time of the year. Further, in the United States Internet user traffic typically subsides during the summer months. Expenditures by advertisers also tend to reflect overall economic conditions as well as individual budgeting and buying patterns of advertisers.

Intellectual Property

        We regard our copyrights, service marks, trademarks, pending patents, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, independent contractors, publishers and others to protect our intellectual property rights. We have registrations or pending registrations of the trademark “Aptimus” and “The Aptimus Network” in the United States, Australia, Canada,

China, the European Union, and New Zealand. We also have a pending non-provisional patent application in the United States and under the Patent Cooperation Treaty for protection in the PCT member states that covers our proprietary offer rotation engine as a whole as well as its various unique component parts. Our intellectual property rights have broad application across all of our business activities.

        We have registered a number of domain names, including aptimus.com among others. Internet regulatory bodies regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the future. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe on or otherwise decrease the value of our trademarks and other proprietary rights.

        We may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any such license on commercially reasonable terms, if at all, or guarantee that rights granted by any licenses will be valid and enforceable.

Financial Information About Geographic Areas

        For the years ended December 31, 2003, 2002 and 2001, revenues attributable to the United States have been $4.6 million, $2.8 million and $1.7 million, or 100%, 97%, and 93%, respectively. For the past three fiscal years all long-lived assets of the Company have been located in the United States.

Employees

        As of June 21, 2004, we had a total of 30 employees. The current employee mix includes 16 in sales and marketing, 8 in technology and development, and 6 in finance and administration. Unions represent none of our employees. We consider relations with our employees to be good.

PROPERTIES

        We currently occupy 4,200 square feet in a leased facility in Seattle, Washington and 4,451 square feet in a leased facility in San Francisco, California. The current lease in Seattle expires in May 2009, and the current lease in San Francisco expires in December 2007. The leased facilities are adequate for our needs.

LEGAL PROCEEDINGS

        We are not engaged in any material litigation at this time.

EXECUTIVE OFFICERS AND DIRECTORS

        The following table sets forth information, as of June 21, 2004, regarding our directors, executive officers and key employees:

Name	Age	Position

Timothy C. Choate	38	Chairman, Chief Executive Officer, President

John B. Balousek(1)	58	Director

Robert W. Wrubel(1)	43	Director

Eric Helgeland(1)(2)	46	Director

Name	Age	Position

John A. Wade	41	Chief Financial Officer

David H. Davis	45	General Counsel, Secretary and Vice President of Business Development

(1)	Member of the audit committee and compensation committee each of which is independent as that term is used in Item 7(d)(3)(IV) of schedule 14A.
(2)	Audit committee financial expert.

Board of Directors

Timothy C. Choate

        With more than 16 years of management experience in the Internet and computer industries, Timothy C. Choate has been Chairman, President and CEO of Aptimus since 1998. Prior to Joining Aptimus, Mr. Choate served as a Vice President of Micro Warehouse. In 1994, he co-founded Online Interactive, Inc., the former parent company of Aptimus, and was its Chairman, President and CEO until June 1997. Before 1994, Mr. Choate was President of Softdisk Publishing LLC, a software publishing company. His experience includes working as senior marketing manager at Prodigy, an Internet access and content provider; and developing and launching the New Products Division for Business Week, a division of the McGraw-Hill Companies, Inc. Mr. Choate serves on the boards of directors of Digital River, Inc. (NASDAQ:DRIV), a leading electronic commerce services provider; Laplink, Inc., an internet file transfer company; and the Julia Morgan Center for the Arts, a center for arts performance and education programs. Mr. Choate earned a Bachelor of Science in economics, with a concentration in marketing and entrepreneurial management, from the Wharton School of Business at the University of Pennsylvania.

John B. Balousek

        John B. Balousek has served as a director since February 1999. In 1998 Mr. Balousek co-founded PhotoAlley.com, an online retailer of photographic equipment, supplies and services. From 1979 to 1997, Mr. Balousek served in various positions, including President and Chief Operating Officer and director of Foote, Cone & Belding Communications, Inc., a global advertising and communications company. In 1996, Mr. Balousek served as Chairman and Chief Executive Officer of True North Technologies, a digital and interactive service of True North Communications, Foote, Cone & Belding’s parent company. In addition to Aptimus, Mr. Balousek currently serves as a director for Central Garden and Pet. Co., a publicly-held manufacturer, marketer and distributor of garden supplies and pet products; Interland Corp., a publicly-held Internet hosting and business services company; EDB Holdings, Inc., a privately-held holding company; and Master Replicas, a privately-held manufacturer, marketer and distributor of authentic movie replicas. Mr. Balousek holds a Bachelor of Arts degree in Journalism from Creighton University and a graduate degree from Northwestern University. Mr. Balousek is an independent director of the company.

Robert W. Wrubel

        Robert W. Wrubel has served as a director since November 2001. Mr. Wrubel is currently the founder and Chairman of Whole Body, Inc., a start up company that began operations in August 2002. From June 2001 to July 2002, Mr. Wrubel was an Entrepreneur-in-residence at Highland Capital Publishers, a venture capital firm, where he identified new venture investments and developed start-up ideas into viable business opportunities. Prior to that Mr. Wrubel was with Ask Jeeves, Inc. from May 1998 to May 2001, where he served as Chief Executive Officer, President and Vice President of Market Development. While at Ask Jeeves, Mr. Wrubel grew the company from a 15-employee technology start-up to a public software and services company of 425 employees. Mr. Wrubel built the Ask Jeeves website into one of the top twenty most visited sites on the Internet and developed its Business Solutions Group into a leading provider of customized natural language services for major corporate clients, including Dell Computers, Datek, Radio Shack, Ford Motor Co, Chrysler and British Telecommunications. From 1993 to 1998, Mr. Wrubel served in various positions, including Chief Operating Officer and Vice President of Product Development for Knowledge Adventure, Inc., a leading educational software company. Prior to that, Mr. Wrubel worked as a managing editor of Financial World Magazine and was the founding publisher and editor of High Tech Tomorrow. Mr. Wrubel holds a Bachelor of Arts in History and Economics from Yale University. Mr. Wrubel is an independent director of the company.

Eric Helgeland

        Eric Helgeland has served as a director since November 2002. Mr. Helgeland currently serves as a project manager with Treasury Strategies, Inc., a position he has held since 2000, where he provides marketing, business development and M&A consulting services to a variety of public and private companies. From 1998 to 2000, Mr. Helgeland served as Vice President of Business Development for Fingerhut, managing and directing new customer acquisition efforts and M&A activities for the Federated Department Stores subsidiary. From 1995 to 1998, Mr. Helgeland served as President and CEO of Intersect, Inc. and later, Tactician Consulting, companies engaged in marketing and distribution planning and software development. Mr. Helgeland began his career in managerial positions with First Chicago, Household International and National Westminster Bank. Mr. Helgeland holds a Bachelor of Arts degree in Economics from Northwestern University. Mr. Helgeland is an independent director of the company.

EXECUTIVE OFFICERS

Timothy C. Choate

        See biography under “Board of Directors” above.

John Wade

        John A. Wade has been Chief Financial Officer since May 1998. Prior to joining Aptimus, Mr. Wade served as the CFO and COO for Buzz Oates Enterprises, a real estate development company, from November 1992 to May 1998. Prior to November 1992, Mr. Wade also worked as the Controller for A&A Properties, Inc., an asset management corporation and as an auditor and taxation specialist at McGladrey and Pullen, an international accounting firm. Mr. Wade serves as a Director for ITEX, a barter exchange company. Mr. Wade holds a Bachelor of Science degree in business administration with a concentration in accounting from the San Diego State University School of Business.

Dave Davis

        David H. Davis has served as General Counsel and Corporate Secretary since January 2000. He added the title of Vice President of Business Development in 2003. Prior to January 2000, Mr. Davis served as General Counsel and Corporate Secretary for Ride, Inc. from August 1996 to December 1999 and for Egghead, Inc. from September 1994 to August 1996. Prior to September 1994, Mr. Davis worked as an attorney for the Seattle-based law firms of Lane Powell Spears Lubersky and Stanislaw Ashbaugh. Mr. Davis holds a Bachelor of Arts degree in history from Whitman College and a Juris Doctor degree from the University of Oregon School of Law.

Director and Executive Compensation

Director Compensation

        Our directors do not receive cash compensation for their services as directors or members of committees of the Board, but are reimbursed for their reasonable expenses incurred in attending Board or Committee meetings.

        Our 2001 Stock Plan, as amended (the “Stock Plan”), permits the grant of restricted shares of our Common Stock and options for the purchase of shares of our Common Stock to, among others, directors. In accordance with the Stock Plan, the following four (4) grants were made to Tim Choate in 2003: 8,750 shares in January 2003, 50,000 shares in March 2003, 5,367 shares in April 2003, and 25,000 shares in August 2003. In addition, directors Robert W. Wrubel and Eric Helgeland each received a grant of 25,000 shares, and director John B. Balousek received a grant of 75,000 shares, in March 2003.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee is currently composed of Messrs. Balousek, Wrubel and Helgeland. No member of the Compensation Committee is an officer or employee. The Compensation Committee, however, did not meet during the fiscal year ended December 31, 2003, and the Board performed the duties otherwise performed by the Compensation Committee. Timothy C. Choate, our Chief Executive Officer and President, recused himself and did not participate in the Board’s discussions and voting in respect to option grants made to Mr. Choate during the fiscal year, but otherwise participated in Board discussions and voting in respect to all other option grants during the fiscal year ended December 31, 2003.

        No executive officer serves as a member of the Compensation Committee of any entity that has one or more executive officers serving as a member of our Board. In addition, no interlocking relationship exists between any member of our Board and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

        The following table sets forth the compensation paid to the Company’s Chief Executive Officer and two most highly compensated executive officers for the years ended December 31, 2001, 2002 and 2003.

Summary Compensation Table

					Long-Term Compensation

		Annual Compensation			Securities Underlying

Name and Principal Position		Salary		Bonus	Options #	Restricted Stock($)

Timothy C. Choate	2003	$195,133	(2)	$0	89,117
President and Chief Executive	2002	176,250		0	200,000
Officer	2001	150,000		0		45,000(1)

John A. Wade	2003	$147,467		$0	47,033
Vice President, Finance and Chief	2002	152,500		0
Financial Officer	2001	135,000		0	150,000	13,500(1)

David H. Davis	2003	$140,193		$0	45,717
Vice President, Business	2002	136,790		0	12,500
Development, Secretary and	2001	138,125		0	125,000	13,500(1)
General Counsel

(1)

Reflects a restricted stock grant under our 2001 Stock Plan. The fair value of the common stock on the date of grant, September 27, 2001, was $0.45 per share. The restricted stock was sold in the Company’s issuer tender offer that closed in November 2001.

(2)	Reflects $179,663 in cash compensation and $15,500 in compensation related to the fair market value of an option granted with a zero strike price.

        The following table sets forth certain information regarding stock option grants to our Chief Executive Officer and two most highly compensated executive officers during the year ended December 31, 2003. The potential realizable value is calculated based on the assumption that the Common Stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of its term. These numbers are calculated based on

SEC requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by:

•	multiplying the number of shares of Common Stock subject to a given option by the exercise price;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual five percent (5%) or ten percent (10%) rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the aggregate option exercise price.

Option Grants in 2003

	Individual Grants						Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term

Name	Number Of Securities Underlying Options Granted		% of Total Options Granted to Employees In Fiscal Year(10)	Exercise Price (Per Share)		Expiration Date	0%	5%	10%

Timothy C. Choate	8,750	(2)	1.4%	0.55	(3)	01/06/13		3,027	7,670

Timothy C. Choate	50,000	(4)	7.8%	0.28	(5)	03/26/13		8,805	22,312

Timothy C. Choate	5,367	(2)	0.8%	0.31	(5)	04/01/13		1,046	2,652

Timothy C. Choate	25,000	(2)	3.9%	0.00	(6)	08/20/13	15,500	25,248	40,203

David H. Davis	6,710	(2)	1.0%	0.55	(3)	01/06/13		2,321	5,882

David H. Davis	35,000	(4)	5.4%	0.28	(5)	03/26/13		6,163	15,619

David H. Davis	4,007	(2)	0.6%	0.31	(5)	04/01/13		781	1,980

John A. Wade	7,500	(2)	1.2%	0.55	(3)	01/06/13		2,594	6,574

John A. Wade	35,000	(4)	5.4%	0.28	(5)	03/26/13		6,163	15,619

John A. Wade	4,533	(2)	0.7%	0.31	(5)	04/01/13		884	2,240

(1)	During 2003, options to purchase stock and grants of restricted stock collectively totaling 642,672 shares were issued to employees.

(2)	Represents options vesting according to the following schedule: 100% at issue.

(3)	The exercise price per share was equal to the fair market value of the Common Stock on the date of grant as reported by the Nasdaq Small-Cap Market.

(4)	Represents options vesting according to the following schedule: three-year term, quarterly vesting.

(5)	The exercise price per share was equal to the fair market value of the Common Stock on the date of grant as reported by the Nasdaq OTCBB.

(6)	Option grant in recognition of Mr. Choate personally guaranteeing the Company’s line of credit debt.

Option Exercises and Fiscal Year End Values

        The following table sets forth for our Chief Executive Officer and two most highly compensated executive officers the number of shares acquired upon exercise of stock options during the year ended December 31, 2003, and the number of shares subject to exercisable and unexercisable stock options held at December 31, 2003.

Aggregated Option Exercises in 2003
and Year-End Option Values

			Number Of Securities Underlying Unexercised Options At December 31, 2003		Value Of Unexercised In-The- Money Options At December 31, 2003(1)
Name	Shares Acquired On Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Timothy C. Choate	--	--	236,167	54,950	$900,407	$214,324
David H Davis	--	--	176,214	37,003	566,508	132,431
John A. Wade	16,000	$67,657	212,148	9,885	704,673	27,537

(1)	The value of unexercised in-the-money options at December 31, 2003, is based on $4.25 per share, the closing price of the Common Stock at such time, less the exercise price per share.

Option Plan Info

        Effective June 30, 1997, we approved the 1997 Stock Option Plan (the “1997 Plan”) to provide for the granting of stock options to our employees, directors and consultants to acquire ownership in the Company and provide them with incentives for their service. Under the terms of the 1997 Plan, 788,613 shares of common stock remain unissued and not subject to options and have been reserved for issuance to plan participants.

        Effective June 12, 2001, the shareholders approved the 2001 Stock Plan (the “2001 Plan”) to provide for the granting of stock options and restricted stock to our employees, directors and consultants to provide them with incentives for their service. Under the terms of the 2001 Plan, 915,998 shares of common stock remain unissued and not subject to options and have been reserved for issuance to plan participants.

        The Plans are administered by our Board of Directors, which determines the terms and conditions of the options or restricted stock shares granted, including exercise price, number of shares granted and the vesting period of such shares. The maximum term of options is ten years from the date of grant. The options are generally granted at the estimated fair value of the underlying stock, as determined by the Board of Directors, on the date of grant. As of December 31, 2003, options to purchase 788,613 and 915,998 shares of common stock were available for future grant under the 1997 Plan and the 2001 Plan, respectively. During 2001, 635,000 shares of restricted stock were issued to the Board of Directors and certain members of senior management that by its terms became fully vested as a result of the tender offer. For the years ended December 31, 2001, 2002 and 2003, $304,000, $1,000 and zero, respectively, of deferred compensation was recorded for options and restricted stock grants for which the exercise price was lower than the fair market value at the date of grant. The deferred compensation recognized is amortized over the vesting period of the related options in accordance with Financial Accounting Standards Board interpretation No. 28. During the year ended December 31, 2001, $281,000 of unamortized deferred compensation was reversed due to forfeitures of options. No such reversals were made in the years ended December 31, 2002 and 2003.

Indemnification and Limitation of Director and Officer Liability

        Our articles of incorporation and our bylaws limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director, except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

        Our articles of incorporation also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director or officer of ours, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any subsequent repeal of or modification to our articles of incorporation will not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification. To the extent the provisions of our articles of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and therefore unenforceable.

        Our articles of incorporation provide that we will indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. Our directors, officers and employees also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by Aptimus for such purpose.

        In addition, we have entered into indemnification agreements with each of its directors and David Davis and John Wade containing provisions that may require it, among other things, to indemnify its directors and such officers against liabilities that may arise by reason of their status or service as directors and such officers, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Employment Agreements

        We do not have employment agreements with any of our employees, nor do we have key-person insurance for any of our employees.

RELATED PARTY TRANSACTIONS

        During the year ended December 31, 2001, we repurchased all shares of common stock then held by Fingerhut Companies, Inc., an early investor in the company. By Stock redemption Agreement, dated April 6, 2001, we agreed to buy all 2,720,000 shares of our common stock then held by Fingerhut for the sum of $838,000 and the issuance of a warrant with a two-year term for the purchase 150,000 shares of our common stock at an exercise price of $2.50. We executed a promissory note for the $838,000 payment obligation that had an interest rate of 9½% and required repayment in full in 18 equal monthly installments. By letter agreement, dated November 13, 2001, Fingerhut agreed to the early payoff of the then current promissory note balance of $576,392.35 for the discounted sum of $471,392.35. As part of the payoff transaction, the warrant issued to Fingerhut was cancelled.

        In June 2001, certain assets of our suspended Desteo operation, an online travel catalog site we developed, were sold to Vintage Travelers, Inc., an entity controlled by the father of the Company’s CEO, Tim Choate. We had suspended our Desteo operations in the months preceding its sale as it was losing money and was not deemed essential to our future business. Mr. Choate had no involvement in negotiating the terms of the sale. The sale, which was in all material respects in form substantially similar to the Company’s earlier sale of certain of its FreeShop-related assets to Altura International, Inc., was on an earn-out basis in which the obligations of the purchaser were secured by the assets sold. The payment terms require Vintage Travelers to pay us 40% of gross billings attributable to the assets sold in the first year, and 30% of gross billings in the second year. Payments were to be made quarterly. There was no up front or initial payment requirement. To date, no amounts have been received under this agreement, as Vintage Travelers did not earn any amounts from the site during the two-year payment term.

        In May 2002, 23,600 shares of our common stock were purchased from a departing executive officer, on a ratable basis, by four of our executive officers for total purchase consideration of $27,376. To facilitate this transaction we loaned each of the four executive officers the $6,844 necessary to purchase their respective shares. The notes receivable bear interest at the prime rate, are secured by the stock purchased with the loan proceeds and are non-recourse. The terms of the notes receivable call for repayment on the earlier of demand by the Company or the self-initiated, voluntary termination of employment by the executive officer. The terms also call for the loan to be forgiven on the earlier of two years, the merger or sale of the Company, the filing of a bankruptcy petition by or against the company or election by the Company Board of Directors in its sole discretion. However, due to the flexibility of the note terms, we felt the value of the notes should not be reflected on the balance sheet. The value of these notes of $27,376 was expensed as compensation expense in September 2002. In June 2003, 5,900 of the shares outstanding were cancelled along with $6,844 of notes receivable as a result of one of the executive officers leaving the Company. As of June 2004, by their terms the remaining notes have expired and the underlying loans have been forgiven

        In July 2003, we borrowed $305,000 pursuant to the terms of a Convertible Promissory Note, which will pay interest of 6% per annum, but can be converted to shares of common stock at the option of the holder at a fixed price of $0.80 per share. The note has a 36-month term. Principal and accrued interest is payable quarterly, commencing one year from the closing date. In addition to the notes, we have issued to the investors warrants to purchase a total of 127,094 shares of common stock for $0.50 per share. The warrants have a term of five years. The value of these warrants, $45,627, was recorded as a discount on the convertible note and amortized to expense over the term of the convertible note. Timothy C. Choate, the CEO, and Robert W. Wrubel, a director, participated in the convertible note payable in the amount of $50,000 and $15,000, respectively. In connection with the convertible note Mr. Choate and Mr. Wrubel received warrants for 20,835 and 6,250 shares of common stock, respectively. On March 29, 2004, all of the convertible note holders elected to convert the promissory note to common stock. As a result of this conversion Mr. Choate and Mr. Wrubel received 62,500 and 18,750 shares of unregistered common stock. As of March 30, 2004, all noteholders converted the notes to common stock.

        In August 2003, Timothy C. Choate was granted an option for 25,000 shares of common stock at an exercise price of $0.00 per share in recognition for his guaranteeing the Company’s line-of-credit debt. In July 2003, we obtained a line-of-credit with Comerica Bank for up to $500,000, with a term of one year, which is renewable at the Company’s option, and is secured by the Company’s assets. The line-of-credit bears interest at prime plus three percent. Timothy C. Choate, our Chief Executive Officer, personally guaranteed the line-of-credit. At December 31, 2003, there was no balance outstanding under the line-of-credit. Equity-based compensation of $15,500.00 was recorded related to this option grant.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to us with respect to the beneficial ownership of its Common Stock as of February 13, 2004, by (i) each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock, (ii) each of our directors, (iii) each of our four most highly compensated executive officers, and (iv) all directors and officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Directors, Named Executive Officers and 5% Shareholders(1)	Number of Shares Benefically Owned(2)	% of Total Shares Owned(3)

Timothy C. Choate(4)	1,801,067	32.38%

John B. Balousek(5)	100,875	1.90%

Robert W. Wrubel(6)	90,625	1.71%

Eric Helgeland(7)	47,876	*

David H. Davis(8)	191,570	3.55%

Directors, Named Executive Officers and 5% Shareholders(1)	Number of Shares Benefically Owned(2)	% of Total Shares Owned(3)

John A. Wade(9)	225,198	4.14%

Harvey I. Houtkin(10)	354,000	6.78%

Directors, Named Executive Officers and 5% Shareholders(1)	Number of Shares Benefically Owned(2)	% of Total Shares Owned(3)

Austin W. Marxe & David M. Greenhouse(11)	542,290	10.39%

All directors and executive officers	2,457,211	39.59%
as a group (6 persons)(12)

*	Represents beneficial ownership of less than one percent (1%) of the Common Stock.

(1)	Unless otherwise indicated, the address of each beneficial owner is that of the Company.

(2)

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Common Stock subject to options currently exercisable, or exercisable within 60 days after February 13, 2004, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership for any other person.

(3)	Based upon an aggregate of 5,217,683 shares of the Company’s Common Stock issued and outstanding as of February 13, 2004.

(4)

Represents 1,154,865 shares held by Mr. Choate directly, 301,000 shares held by trusts established for Mr. Choate’s children, and 345,202 shares that Mr. Choate has a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

(5)	Represents 100,875 shares that Mr. Balousek has a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

(6)	Represents 90,625 shares that Mr. Wrubel has a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

(7)	Represents 1,001 shares held by Mr. Helgeland directly and 46,875 shares that Mr. Helgeland has a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

(8)	Represents 5,900 shares held by Mr. Davis directly and 185,670 shares that Mr. Davis has a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

(9)	Represents 5,900 shares held by Mr. Wade directly and 219,298 shares that Mr. Wade has a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

(10)	Mr. Houtkin is a passive investor in the Company. His address is: 160 Summit Avenue, Montvale, NJ 07645.

(11)

Messrs. Marx and Greenhouse are passive investors in the Company. They share sole voting and investment power over 88,800 shares of common stock owned by Special Situations Technology Fund, L.P. and 453,490 shares of common stock owned by Special Situations Technology Fund II, L.P. Their address is: 153 E. 53rd Street, 55th Floor, New York, NY 10022.

(12)

Represents 1,468,666 shares held by all the current directors and executive officers and 988,545 shares current directors and executive officers have a right to acquire pursuant to options exercisable within 60 days of February 13, 2004.

DESCRIPTION OF CAPITAL SECURITIES

        The following is a summary of provisions of our capital securities.

        Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The articles of incorporation do not authorize cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences of any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share in proportion to the percentage of their ownership all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no preemptive or conversion rights or other such rights, and there are no redemption or sinking fund provisions that apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock in this offering will be fully paid and nonassessable.

Preferred Stock

        In June 1997, we designated 1,935,484 shares of Series A convertible preferred stock, all of which was issued and later converted into common stock in July 1997. In May 1999, we designated 1,250,000 shares of Series B convertible preferred stock, of which 877,967 shares were issued and later converted into common stock in October 1999.

        On March 12, 2002, we implemented a shareholder rights plan to strengthen the Company’s position in the event of a hostile takeover bid. As part of the rights plan, we designated 10,000 shares of Series C convertible preferred stock and declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The preferred shares purchase right attached to each share of common stock outstanding on March 29, 2002, and each share of common stock issued by us thereafter until the occurrence of events that constitute a hostile takeover bid or preparation therefor. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase one one-thousandth of a share of Series C Preferred Stock, no par value per share (the “Preferred Shares”), at a price of $15.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.

        Currently, the Rights are attached to all certificates representing outstanding shares of common stock. Such events under the rights plan include (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (ii) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group acquiring beneficial ownership of 15% or more of our common stock (the earliest of such dates being called the “Distribution Date”).

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 29, 2012, unless earlier redeemed by us as described below.

        In the event that the Rights become exercisable in connection with a hostile takeover bid, then each holder of a Right will thereafter have the right to receive upon exercise the number of shares of common stock or of one one-thousandth of a share of Preferred Shares having a value equal to two times the exercise price of the Right. All Rights that are held by any person who triggers a distribution right or any affiliate or associate will be null and void.

        In the event that (i) we are acquired in a merger or (ii) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right shall thereafter have the right to receive, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

        Each whole Preferred Share issuable upon exercise of the Right will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of

1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to the greater of (i) a minimum preferential liquidation payment of $1,000 per share and (ii) an aggregate payment per share of at least 1,000 times the aggregate payment made per share of common stock. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

        We may redeem the Rights at a price per Right of $0.001 to prior the initiation of a hostile takeover bid. Additionally, following such events, we may redeem the then outstanding Rights in whole, but not in part, at a price of $0.001 per Right, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of shares of common stock are treated alike and not involving a person involved in a hostile bid for the Company.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

        Subject to the provisions of the articles of incorporation and limitations prescribed by law, our Board of Directors has the authority to issue, without further vote or action by the shareholders, up to 6,804,516 additional shares of preferred stock in one or more series. The board has the authority to fix the rights, preferences, privileges and restrictions of the shares of each series, including dividend rights, convertibility, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series and the designation of such series. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Anti-Takeover Effects of Charter and Bylaws Provisions and the Washington Business Corporation Act

        Our articles of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control. Neither the articles of incorporation nor the bylaws provide for cumulative voting in the election of directors. Furthermore, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede any attempt to change control of Aptimus.

        Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with some exceptions, from engaging in certain significant business transactions with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an “Acquiring Person”) for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Transactions prohibited by this statute include, among others:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person;

•	termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares; or

•	allowing the Acquiring Person to receive any disproportionate benefit as a shareholder.

        After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A public corporation may not “opt out” of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of Aptimus.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

        Our Common Stock was quoted on the Nasdaq National Market under the symbol “FSHP” from our initial public offering on September 27, 1999 through October 23, 2000. From October 24, 2000 through September 30, 2002, the Common Stock was quoted on the Nasdaq National Market under the symbol “APTM.” From October 1, 2002 to March 6, 2003, the Common Stock was quoted on the Nasdaq Small-Cap Market under the symbol “APTM.” Since March 7, 2003, the Common Stock has been trading on the OTCBB under the symbol “APTM.OB.” Prior to September 27, 1999, there was no public market for our common stock. The following table shows the high and low closing sale prices for our common stock as reported on the Nasdaq National Market, the Nasdaq Small-Cap Market and the OTCBB for the periods indicated:

	High	Low
Year Ended December 31, 2002
First quarter	$2.25	$0.50
Second quarter	$2.00	$1.05
Third quarter	$1.45	$0.66
Fourth quarter	$0.86	$0.48

Year Ended December 31, 2003
First quarter	$0.65	$0.28
Second quarter	$0.60	$0.31
Third quarter	$1.10	$0.40
Fourth quarter	$5.45	$0.60

Year Ended December 31, 2004
First quarter	$5.88	$4.00
Second quarter	$7.50	$5.30

        As of April 16, 2004, there were approximately 166 holders of record of the Common Stock and 5,628,023 shares of the Common Stock outstanding. The closing price of our shares on July 21, 2004, was $5.65.

        We have never paid cash dividends on the Common Stock and do not intend to pay cash dividends on the Common Stock in the foreseeable future. Our board of directors intends to retain any earnings to provide funds for the operation and expansion of our business.

Recent Sales of Unregistered Securities

        In July 2003, we completed raising $305,000 pursuant to the terms of a Convertible Promissory Note, which will pay interest of 6% per annum, but can be converted to shares of common stock at the option of the holder at a fixed price of $0.80 per share. The note has a 36-month term. Principal and accrued interest is payable quarterly, commencing one year from the closing date. In addition to the notes, we issued to the investors warrants to purchase a total of 127,094 shares of common stock for $0.50 per share. The warrants have a term of five years. The notes and warrants were issued only to accredited investors in reliance upon the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act. As of March 30, 2004, all notes were converted to common stock.

        In December 2003, we completed a $2.75 million private placement investment with accredited investors Apex Capital, LLC and Special Situations Technology Funds. We sold the accredited investors 776,690 shares of unregistered Aptimus, Inc. common stock at a price of $3.55 per share. The shares were issued in reliance upon the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our shares of common stock is Mellon Investor Services, LLC, 520 Pike Street, Seattle, Washington 98101, telephone (206) 674-3030.

PLAN OF DISTRIBUTION

        We are registering the shares on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, the Nasdaq SmallCap Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against liabilities arising under the Securities Act resulting from (i) any untrue statement contained in the Registration Statement as amended at the time of its effectiveness, or (ii) any failure by us to fulfill any undertaking included in the Registration Statement as amended at the time of its effectiveness. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

        Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

        Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

•	the name of each selling shareholder(s) and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,
•	that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

        In addition, upon being notified by any selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

        Dorsey & Whitney LLP, Seattle, Washington, will pass upon the validity of the shares of our common stock being offered hereby.

EXPERTS

        The financial position of Aptimus, Inc. as of December 31, 2003 and 2002, and the results of operations and its cash flows for each of the three years ended December 31, 2003, included in this Prospectus have been so included in reliance on the report of Moss Adams LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the shares being sold in this offering. We have not included in this prospectus some information contained in the registration statement, and you should refer to the registration statement, including exhibits and schedules filed with the registration statement, for further information.

        Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the description contained in this prospectus is subject to the terms and conditions of such contract or document. You must review the exhibits themselves for a complete understanding of the contract or document.

        You may review a copy of the registration statement from the public reference section of the Securities and Exchange Commission in Room 1024, Judiciary Plaza, 450 — 5th Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates from the public reference section at the Commission, Room 1024, Judiciary Plaza, 450 — 5th Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Securities and Exchange Commission maintains a Website on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants, such as Aptimus, that file electronically with the Securities and Exchange Commission.

        You may read and copy any reports, statements or other information that we file with the Commission at the addresses indicated above, and you may also access them electronically at the website set forth above. These Commission filings are also available to the public from commercial document retrieval services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Aptimus, Incorporated

We have audited the accompanying balance sheets of Aptimus, Inc. at December 31, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aptimus, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

In addition, in our opinion the financial statement schedule listed in the index appearing under Item 16(b) schedule I.1 on page II-5 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

Moss Adams LLP

Seattle, Washington
January 21, 2004

APTIMUS, INC.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS:

APTIMUS, INC.
BALANCE SHEET
(in thousands)

ASSETS	December 31,		March 31

	2002	2003	2004
			(unaudited)

Cash and cash equivalents	$ 667	$ 2,368	$ 1,758
Accounts receivable, net	530	919	1,416
Prepaid expenses and other assets	159	166	126
Short-term investments	51	--	--

Total current assets	1,407	3,453	3,300
Fixed assets, net of accumulated depreciation	440	408	475
Intangible assets, net	24	30	30
Long-term investments	40	40	40
Deposits	30	44	39

	$ 1,941	$ 3,975	$ 3,884

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$ 297	$ 636	$ 595
Accrued and other liabilities	344	259	290
Current portion of capital lease obligations	68	101	73

Total current liabilities	709	996	958
Convertible notes payable, net of unamortized discount	--	267	--

Total liabilities	709	1,263	958
Commitments and contingent liabilities (note 9)
Shareholders' equity Common stock, no par value; 100,000 Shares authorized, 4,221, 5,213 and 5,628 (unaudited) issued and outstanding at December 31, 2002 and 2003 and March 31, 2004, (unaudited) respectively	60,282	63,098	63,412
Additional paid-in capital	2,506	2,679	2,644
Deferred stock compensation	(2)	--	--
Accumulated deficit	(61,554)	(63,065)	(63,130)

Total shareholders' equity	1,232	2,712	2,926

	$ 1,941	$ 3,975	$ 3,884

The accompanying notes are an integral part of these financial statements.

APTIMUS, INC.

STATEMENT OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,			Three months ended March 31, (unaudited)

	2001	2002	2003	2003	2004

Revenues	$ 1,874	$ 2,915	$ 4,571	$ 911	$ 1,806
Operating expenses:
Sales and marketing	6,210	1,974	1,289	348	437
Connectivity and network costs	1,784	1,312	1,023	279	176
Publisher fees	321	1,013	1,436	220	679
Research and development	1,640	559	527	133	152
General and administrative	2,757	1,695	1,422	350	339
Depreciation and amortization	2,268	1,305	315	125	66
Lease renegotiation costs and abandonment of
leasehold improvements	--	478	--	--	--
Loss (gain) on disposal of long-term assets	339	105	37	58	--
Restructuring costs	4,998	--	--	--	--

Total operating expenses	20,317	8,441	6,049	1,513	1,849

Operating loss	(18,443)	(5,526)	(1,478)	(602)	(43)
Interest expense	155	24	41	3	27
Interest income	720	46	8	1	5

Net loss	$(17,878)	$(5,504)	$(1,511)	$ (604)	$ (65)

Basic and diluted net loss per share	$ (1.44)	$(1.35)	$(0.35)	$(0.14)	$(0.01)

Weighted average shares used in computing per
Share information	12,400	4,073	4,333	4,221	5,237

The accompanying notes are an integral part of these financial statements.

APTIMUS, INC.

STATEMENT OF SHAREHOLDERS’ EQUITY
(in thousands)

	Common Stock

	Shares	Amount	Additional paid-in capital	Deferred stock Compensation	Accumulated Deficit	Total Shareholders' equity

Balances at December 31, 2000	15,505	65,874	2,518	(352)	(38,172)	29,868
Repurchase of common stock	(12,162)	(5,637)	7			(5,630)
Exercise of stock options and
warrants	56	14	(14)			--
Issuance of shares under employee
stock purchase program	7	3				3
Issuance of restricted shares under
2001 Stock Plan	635		304			304
Deferred compensation related to
forfeitures of stock options			(281)	281		--
Amortization of deferred stock
Compensation				58		58
Adjustments to common stock in
connection with a business
acquisition	(56)	(81)				(81)
Net loss					(17,878)	(17,878)

Balance on December 31, 2001	3,985	60,173	2,534	(13)	(56,050)	6,644
Exercise of stock options and
warrants	86	34	(29)			5
Issuance of common stock in
connection with lease
renegotiation	150	75				75
Compensation related to issuance of
stock options to outside contractor			1			1
Amortization of deferred stock
Compensation				11		11
Net loss					(5,504)	(5,504)

Balance on December 31, 2002	4,221	$ 60,282	$ 2,506	$(2)	$(61,554)	$1,232
Issuance of stock	777	2,694				2,694
Exercise of stock options and
Warrants	221	129				129
Issuance of warrants and options			166			166
Forfeiture of shares	(6)	(7)	7			--
Amortization of deferred stock
Compensation				2		2
Net loss					(1,511)	(1,511)

Balance on December 31, 2003	5,213	$ 63,098	$ 2,679	$ --	$(63,065)	$ 2,712

Costs related to issuance of stock (unaudited)		(5)				(5)
Exercise of stock options (unaudited)	34	14				14
Conversion of Note Payable (unaudited)	381	305	(35)			270
Net loss (unaudited)					(65)	(65)

Balance on March 31, 2004 (unaudited)	5,628	$63,412	$2,644	$ --	$(63,130)	$2,926

The accompanying notes are an integral part of these financial statements.

APTIMUS, INC.

STATEMENT OF CASH FLOWS
(in thousands)

	Year ended December 31,			Three months ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

Cash flows from operating activities
Net loss	$(17,878)	$(5,504)	$(1,511)	$ (604)	$(65)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	2,268	1,305	315	125	66
Bad debt expense (recovery)	(296)	(2)	26	15	11
Amortization of deferred stock compensation	371	11	103	1	--
Compensation on shares of common stock issued	--	76	--	--	--
Abandonment of fixed assets from lease renegotiation	--	377	--	--	--
Restructuring costs	4,998	--	--	--	--
Cash paid for restructuring costs	(1,900)	(15)	--	--	--
Loss (gain) on disposal of property and equipment	74	(2)	37	58	--
Impairment of long-term investment	197	107	--	--	--
Amortization of discount on short-term investments	(84)	(4)	--	--	--
Amortization of discount on convertible notes payable	--	--	7	--	3
Changes in assets and liabilities, net of effects of
business acquisitions:
Accounts receivable	2,267	(259)	(415)	13	(508)
Prepaid expenses and other assets	564	60	(17)	61	45
Accounts payable	(2,384)	108	339	86	(41)
Accrued and other liabilities	(739)	(77)	(85)	34	31

Net cash used by operating activities	(12,542)	(3,819)	(1,201)	(211)	(458)

Cash flows from investing activities
Purchase of property and equipment	(370)	(29)	(118)	(20)	(128)
Proceeds from disposal of fixed assets	81	43	18	8	--
Purchase of intangible asset	--	(10)	(35)	(15)	(5)
Purchase of short-term investments	(3,947)	(1)	--	--	--
Sale of short-term investments	14,997	1,000	51	51	--
(Purchase of) proceeds from long-term investments	1	--	--	--	--

Net cash provided (used) by investing activities	10,762	1,003	(84)	24	(133)

Cash flows from financing activities
Proceeds from note payable	--	--	305	--	--
Repayment of notes payable	(2,375)	(89)	--	--	--
Principal payments under capital leases	(156)	(84)	(162)	(21)	(28)
Repurchase of common stock	(4,899)	--	--	--	--
Issuance of common stock, net of issuance costs	7	5	2,843	--	9

Net cash provided (used) by financing activities	(7,423)	(168)	2,986	(21)	(19)

Net increase (decrease) in cash and cash equivalents	(9,203)	(2,984)	1,701	(208)	(610)

Cash and cash equivalents at beginning of period	12,854	3,651	667	667	2,368

Cash and cash equivalents at end of period	$ 3,651	$ 667	$ 2,368	$ 459	$ 1,758

The accompanying notes are an integral part of these financial statements.

APTIMUS, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Organization and business

        Aptimus operates an online direct marketing network. Aptimus is primarily an online marketing service that generates sales leads, creates product awareness, and initiates consumer purchases through multiple online marketing vehicles, including promotional offers, banner advertising, e-mail newsletter sponsorship, and others. Aptimus began as a division of Online Interactive, Inc. (Online), a Washington corporation, incorporated in July 1994. On June 30, 1997, Online Interactive contributed the FreeShop Division, including certain net assets, to its wholly owned subsidiary, FreeShop International, Inc., a Washington corporation incorporated on June 23, 1997, which then began operating as a separate entity.

        On February 19, 1999, FreeShop International, Inc. changed its name to FreeShop.com, Inc. On October 16, 2000, FreeShop.com, Inc. changed its name to Aptimus, Inc. (Aptimus or the Company).

2.     Summary of significant accounting policies

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, cash equivalents and short-term investments

        The Company generally considers any highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

        The Company classifies, at the date of acquisition, its marketable securities into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” At December 31, 2002, short-term investments consisted of a certificate of deposit with a maturity of less than one year. Currently, the Company classifies all of its short-term investments as held to maturity, which are reported at amortized cost, which approximated their fair value at December 31, 2002. There are no short-term investments at December 31, 2003. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense), net.

        The Company invests its cash and cash equivalents in deposits at a major financial institution that may, at times, exceed federally insured limits. Management believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to temporary cash investments.

Accounts receivable

        The Company grants credit to its customers for substantially all of its sales. The estimate of allowance for doubtful accounts is comprised of two parts, a specific account analysis and a general reserve. Accounts where specific information indicates a potential loss may exist are reviewed and a specific reserve against amounts due is recorded. As additional information becomes available such specific account reserves are updated. Additionally, a general reserve is applied to the aging categories based on historical collection and write-off experience. As trends in historical collection and write-offs change, the percentages applied against the aging categories are updated. The Company has reserved for all outstanding balances past due greater than ninety days as of December 31, 2003 and 2002.

Fixed assets

        Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized on a straight-line method over their estimated useful lives or the term of the related lease, whichever is shorter. The estimated useful lives are as follows:

Office furniture and equipment	Five years
Computer hardware and software	Three years
Leasehold improvements	Three to Five years

        The cost of normal maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains or losses on the disposition of assets in the normal course of business are reflected in the results of operations at the time of disposal. Equipment under capital leases, which all contain bargain purchase options, is recorded at the present value of minimum lease payments and is amortized using the straight-line method over the estimated useful lives of the related assets.

Intangible assets

        Intangible assets are stated at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

E-mail names	Two years
Aptimus trademark and logo	Three years

        At December 31, 2002 and 2003, accumulated amortization of intangible assets was $42,000 and $72,000, respectively.

Long-term investments

        Long-term investments consist of minority equity investments in non-public companies. These investments are being accounted for on the cost basis and will be evaluated for impairment each quarter. During the years ended December 31, 2002, the Company recorded charges of approximately $107,000, related to the impairment of these investments.

Impairment of long-lived assets

        The Company evaluates its long-lived assets for impairment and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. During 2001 impairment losses were recognized as part of the restructuring charges. As discussed further in Note 5, the Company recorded charges of $377,000 during 2002 related to the abandonment of leasehold improvements. No impairment charges were recognized during 2003.

Fair value of financial instruments

        The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and long-term debt approximate fair value because of their short maturities.

Deferred revenues

        Deferred revenues consist of advance billings and payments on marketing contracts and are included in accrued and other liabilities in the accompanying balance sheet.

Revenue recognition

        The Company currently derives revenue from providing lead generation and customer acquisition programs through a network of website and email distribution publishers.

Revenue earned for lead generation through the Aptimus network is based on a fee per lead and is recognized when the lead information is delivered to the client. Revenue earned for e-mail mailings can be based on a fee per lead, a percentage of revenue earned from the mailing, or a cost per thousand e-mails delivered. Revenue from e-mail mailings delivered on a cost per thousand basis is recognized when the e-mail is delivered. Revenues from e-mail mailings sent on a fee per lead or a percentage of revenue earned from the mailing basis are recognized when amounts are determinable, generally when the customer receives the leads.

        Revenues generated through network publishers and opt-in email list owners are recorded on a gross basis in accordance with Emerging Issues Task Force consensus 99-19 (EITF 99-19). Fees paid to network publishers and opt-in email list owners related to these revenues are shown as Publisher fees on the Statement of Operations. Aptimus shares a portion of the amounts it bills its advertiser clients with the third-party website owners or “publishers” and email list owners on whose web properties and email lists Aptimus distributes the advertisements. While this “revenue share” approach is Aptimus’ primary payment model, it will as an alternative occasionally pay website owners either a fixed fee for each completed user transaction or a fee for each impression of an advertisement served on the website. Email based campaigns that are sent to Company owned lists do not have publisher fees associated with them.

        The Company has evaluated the guidance provided by EITF 99-19 as it relates to determining whether revenue should be recorded gross or net for the payments made to network publishers and opt-in email list owners. The Company has determined the recording of revenues gross is appropriate based upon the following factors:

•	Aptimus acts as a principal in these transactions;

•	Aptimus and its customer are the only companies identified in the signed contracts;

•	Aptimus and its customer are the parties who determine pricing for the services;

•	Aptimus is solely responsible to the client for fulfillment of the contract;

•	Aptimus bears the risk of loss related to collections

•	Aptimus determines how the offer will be presented across the network; and

•	Amounts earned are based on leads or emails delivered and are not based on amounts paid to publishers.

        In addition to lead generation revenues, the Company earns revenue from list rental activities. List rental revenues are received from the rental of customer names to third parties through the use of list brokers. Revenue from list rental activities are recognized in the period the payment is received due to uncertainty surrounding the net accepted number of names.

        In addition to the ongoing revenue related to the network and e-mail mailings some revenue has been recognized through March 31, 2002, related to services performed on the FreeShop site. These revenues have been recognized when received, as collection was not reasonably assured at the time the services were performed. As of December 31, 2003, it is not expected that any additional amounts will be received that have not been previously recognized as revenue.

        Prior to May 15, 2001, the Company derived revenue from its online marketing service activities, including lead generation, advertising, and list rental.

        Lead generation revenues consist of fees received, generally on a per inquiry basis, for delivery of leads to clients. Revenue is recognized in the period the leads are provided to the client.

        Advertising revenues consist of e-mail newsletter sponsorships, banner advertising, and anchor positions. Newsletter sponsorship revenues are derived from a fixed fee or a fee based on the circulation of the newsletter. Newsletter sponsorship revenues are recognized in the period in which the newsletter is delivered. Banner advertising and anchor positions can be based on impressions, fixed fees, or click throughs. Fixed fee contracts, which range from three months to two years, are recognized ratably over the term of the agreement, provided that no significant Company obligations remain. Revenue from impressions or click through based contracts is recognized based on the proportion of impressions or click throughs delivered, to the total number of guaranteed impressions or click throughs provided for under the related contracts, as such contracts allow for billing based on delivery and do not require delivery of a minimum amount.

        List rental revenues are received from the rental of customer names to third parties through the use of list brokers. Prior to 2003, revenue from list rental activities was recognized in the period the names were delivered by the list broker to the third party.

Advertising costs

        The Company expenses advertising costs as incurred. Total advertising expense for the years ended December 31, 2001, 2002 and 2003, and the unaudited three months ended March 31, 2004, were $1,455,000, $8,000, $45,000 and zero, respectively.

Research and development costs

        Research and development costs are expensed as incurred.

Website development costs

        Costs incurred in developing the Company’s websites are accounted for in accordance with Emerging Issues Task Force Issues Summary 00-02, “Accounting for website Development Costs.” As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and recognized over the website’s estimated useful life if the website is expected to have a useful life beyond one year. Costs capitalized are included in fixed assets and are amortized over three years. Costs associated with repair or maintenance of existing sites or the development of website content are expensed as incurred.

Income taxes

        The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

Net loss per share

        Basic net loss per share represents net loss available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted net loss per share represents net loss available to common shareholders divided by the weighted average number of shares outstanding, including the potentially dilutive impact of common stock options and warrants. Common stock options and warrants are converted using the treasury stock method. Basic and diluted net loss per share is equal for all periods presented because the impact of common stock equivalents is antidilutive.

        The following table sets forth the computation of the numerators and denominators in the basic and diluted net loss per share calculations for the periods indicated and those common stock equivalent securities not included in the diluted net loss per share calculation (in thousands):

	Year ended December 31,			Three months ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

Numerator:
Net loss	$(17,878)	$(5,504)	$(1,511)	$(604)	$(65)

Denominator:
Weighted average shares used in computing net loss
per share	12,400	4,073	4,333	4,221	5,237

Potentially dilutive securities consist of the
following:
Options to purchase common stock	1,236	1,394	1,522	1,785	1,486
Warrants to purchase common stock	16	14	183	--	183
Convertible notes payable	--	--	381	--	--

	1,252	1,408	2,086	1,785	1,669

Concentrations of credit risk

Concentrations of credit risk with respect to accounts receivable exist due to the large number of Internet based companies. This risk is mitigated due to the wide variety of customers to which the Company provides services, as well as the customer’s dispersion across many different geographic areas. During the year ended December 31, 2001, one customer accounted for 10.3% of revenues. During the year ended December 31, 2002, no single customer accounted for greater than 10% of total revenues. During the year ended December 31, 2003, two customers accounted for 13.6% and 10.1% of revenues. During the three months ended March 31, 2004, one customer accounted for 19.4% of revenues. As of December 31, 2002, two customers accounted for 18.2% and 11.6%, of outstanding accounts receivable. As of December 31, 2003, two customers accounted for 34.4% and 17.2%, of outstanding accounts receivable. As of March 31, 2004, one customer accounted for 18.3% of outstanding accounts receivable. The Company maintains an allowance for doubtful accounts receivable based upon its historical experience and the expected collectibility of all accounts receivable.

Stock compensation

        At December 31, 2003, the Company has two stock-based employee compensation plans, which are more fully described in Note 10. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income. The following table illustrates the effect on net income and earning per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the periods indicated:

	Years ended December 31,			Three months ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

Net loss, as reported	$(17,878)	$(5,504)	$(1,511)	$(604)	$(65)
Add: Total stock-based employee compensation expense, included in the
determination of net income as reported, net of related tax effects	59	11	104	1	--
Deduct: Total stock-based employee compensation expense determined
under fair value based method for all awards, net of related tax effects	(932)	(373)	(249)	(42)	(21)

Pro forma net loss	$(18,751)	$(5,866)	$(1,656)	(645)	(86)

Earnings per share:
Basic - as reported	$ (1.44)	$(1.35)	$ (.35)	$ (0.14)	$ (0.01)

Basic - pro forma	$ (1.51)	$(1.44)	$ (.38)	$ (0.15)	$ (0.02)

For SFAS No. 123 pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2001, 2002 and 2003, with the following assumptions used for grants to employees:

	Year ended December 31,			Three months ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

Weighted average risk free interest rate	4.42%	3.29%	2.53%	2.56%	None
Weighted average expected life (in years)	4.00	3.60	4.00	4.00	None
Volatility	100%	100%	100%	100%	None
Dividends	None	None	None	None	None

Comprehensive income

        To date, the Company has not had any transactions required to be reported in comprehensive income other than its net loss.

Segment information

        The Company has organized and managed its operations in a single operating segment providing results–based advertising to direct marketing clients. See Note 18 - Segment Information.

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002, and did not have a material impact on the Company.

         In November 2002, the EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. EITF No. 00-21 became effective for interim periods beginning after June 15, 2003. The effect of adopting EITF 00-21 did not have a material impact on the Company’s financial position, cash flows or results of operations.

        In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The disclosure provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148.

        In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. Certain provisions of FIN 46 were deferred until the period ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the Company’s financial position, cash flows or results of operations.

        In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends SFAS 133 for certain decisions made by the FASB Derivatives Implementation Group. In particular, SFAS 149: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Company’s financial position, cash flows or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of this standard has not resulted in an impact to results of operations or financial position of the Company, as the Company has no financial instruments that fall within the scope of this standard.

3.    Restructuring Costs

        On February 20, 2001, we announced our intention to reposition the Company to provide online advertising services to companies who engage in direct marketing activities, focusing all of our resources on building a direct marketing network. As part of this repositioning all activities related to our consumer-direct websites, including FreeShop.com, Desteo.com, and CatalogSite.com were discontinued. As a result of these activities, we reduced staffing levels by 161 employees during the first quarter of 2001. In June of 2001, the decision was made to modify the restructuring plan by disposing of the technology acquired in the XMarkstheSpot acquisition, to reduce staffing by an additional 26 employees and to dispose of additional equipment and software no longer being used in operations.

        Restructuring costs of $4,998,000 for the year ended December 31, 2001, were recognized in accordance with the guidance of Emerging Issues Task Force 94-3. The restructuring resulted in the following charges during 2001 (in thousands):

Types of Costs	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total

Employee severance	$1,462	$ 503	$ --	$ --	$1,965
Capitalized software costs	364	--	--	--	364
Disposal of fixed assets, Net	4	534	--	--	538
Impairment of intangible assets	976	1,155	--	--	2,131

Total	$2,806	$2,192	$ --	$ --	$4,998

Balance of severance accrual at end of period	$ 511	$ 204	$ 57	$ 15	$ 15

        In addition to severance costs, the repositioning resulted in the disposal and abandonment of capitalized software and fixed assets. In conjunction with the disposal of these assets, the Company received approximately $51,000 of proceeds, which is included in the restructuring costs. Additionally, during 2001 we recorded a restructuring charge related to the impairment of intangible assets related to the repositioning activities. Intangible assets related to the acquisitions of Commonsite, LLC and Travel Companions International, Inc. were impaired in the first quarter of 2001 as they related to our consumer direct website business for which a plan of exit was implemented in the first quarter of 2001. Intangible assets related to the business acquisition of XMarkstheSpot, Inc. were impaired in the second quarter of 2001 as the majority of the acquired workforce was terminated and the acquired technology was replaced.

        At December 31, 2003 no assets or liabilities that were to be disposed of as part of the 2001 restructuring plan remained on the balance sheet, we do not anticipate any additional costs to be recorded as a result of the 2001 restructuring plan and all planned expenditures under the 2001 restructuring plan have been completed.

4.    Accounts receivable

        Accounts receivable consist of the following (in thousands):

	December 31,		March 31,

	2002	2003	2004
			(unaudited)

Accounts receivable	$ 606	$ 980	$1,488
Less: Allowance for doubtful accounts	(76)	(61)	(72)

	$ 530	$ 919	$1,416

5.    Property and equipment

        Property and equipment consist of the following (in thousands):

	December 31,		March 31,

	2002	2003	2004
			(unaudited)

Computer hardware and software	$ 3,150	$ 2,717	$ 2,559
Office furniture and equipment	285	281	326

	December 31,		March 31,

	2002	2003	2004
			(unaudited)

Leasehold improvements	222	229	202

	3,657	3,227	3,087
Less: Accumulated depreciation and amortization	(3,217)	(2,819)	(2,612)

	$ 440	$ 408	$ 475

        Property and equipment includes equipment under capital leases in the amount of $68,000, $203,000 and $203,000 at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively. Accumulated amortization on this equipment was $67,000, $26,000 and $43,000 at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively.

        During the third quarter of 2002, we negotiated and reached agreement with our Seattle landlord to substantially reduce the amount of space we lease and the corresponding rental rate we pay for our Seattle offices. The new arrangement accommodates our limited space requirements and reflects the current market’s lower rates. Under the terms of the new lease, beginning October 1, 2002, Aptimus began paying significantly less rent for a reduced amount of office space and surrendered a majority of the leasehold improvements made in Seattle. Lease renegotiation costs and impairment of leasehold improvements of $478,000 were recorded; $377,000 related to the net book value of the leasehold improvements being surrendered to the landlord, $25,000 related to a cash payment required under the agreement to amend the lease and $76,000 related to 150,000 shares of unregistered common stock issued to the landlord.

6.    Line-of-credit

        In July 2003, the Company obtained a line-of-credit with Comerica Bank for up to $500,000, with a term of one year, which is renewable at the Company’s option, and is secured by the Company’s assets. The line-of-credit bears interest at prime plus three percent. Timothy C. Choate, the Company Chief Executive Officer, personally guaranteed the line-of-credit. At December 31, 2003 and March 31, 2004 (unaudited), there was no balance outstanding under the line-of-credit.

7.     Accrued and other liabilities

        Accrued and other liabilities consist of the following (in thousands):

	December 31,		March 31,

	2002	2003	2004
			(unaudited)

Accrued network publisher fees	$157	$ 27	$ 36
Accrued commissions	17	55	64
Deferred revenue	12	37	34
Accrued vacation	70	68	66
Other	88	72	90

	$344	$259	$290

8.    Convertible note payable

        In July 2003, the Company borrowed $305,000 pursuant to the terms of a Convertible Promissory Note, which will pay interest of 6% per annum, but can be converted to shares of common stock at the option of the holder at a fixed price of $0.80 per share. The note has a 36-month term. Principal and accrued interest is payable quarterly, commencing one year from the closing date. In addition to the notes, the Company has issued to the investors warrants to purchase a total of 127,094 shares of common stock for $0.50 per share. The warrants have a term of five years. On March 30, 2004, the Convertible Promissory Note ws converted into 381,250 shares of common stock (unaudited). On conversion of the promissory note, $35,000 of the $46,000 discount recorded related to the warrants issued in connection with the convertible promissory note was reversed against paid in capital (unaudited). The difference of $11,000 was reported as interest expense throughout the period the convertible promissory note was outstanding (unaudited). In addition, $13,000 of accrued interest was paid directly to the holders of the convertible promissory note in April 2004 (unaudited).

9.    Related party transactions

        During the year ended December 31, 2001, the Company repurchased all shares of common stock then held by Fingerhut Companies, Inc., an early investor in the company. By Stock redemption Agreement, dated April 6, 2001, we agreed to by all 2,720,000 shares of our common stock then held by Fingerhut for the sum of $838,000 and the issuance of a warrant with a two-year term for the purchase 150,000 shares of our common stock at an exercise price of $2.50. We executed a promissory note for the $838,000 payment obligation that had an interest rate of 9½% and required repayment in full in 18 equal monthly installments. By letter agreement, dated November 13, 2001, Fingerhut agreed to the early payoff of the then current promissory note balance of $576,392.35 for the discounted sum of $471,392.35. As part of the payoff transaction, the warrant issued to Fingerhut was cancelled.

        In June 2001, certain assets of the Company’s suspended Desteo operation, an online travel catalog site we developed, were sold to Vintage Travelers, Inc., an entity controlled by the father of the Company’s CEO, Tim Choate. We had suspended our Desteo operations in the months preceding its sale as it was losing money and was not deemed essential to our future business. Mr. Choate had no involvement in negotiating the terms of the sale. The sale, which was in all material respects in form substantially similar to the Company’s earlier sale of certain of its FreeShop-related assets to Altura International, Inc., was on an earn-out basis in which the obligations of the purchaser were secured by the assets sold. The payment terms require Vintage Travelers to pay us 40% of gross billings attributable to the assets sold in the first year, and 30% of gross billings in the second year. Payments were to be made quarterly. There was no up front or initial payment requirement. To date, no amounts have been received under this agreement, as Vintage Travelers did not earn any amounts from the site during the two-year payment term.

        In May 2002, 23,600 shares of our common stock were purchased from a departing executive officer, on a ratable basis, by four of the Company’s executive officers for total purchase consideration of $27,376. To facilitate this transaction the Company loaned each of the four executive officers the $6,844 necessary to purchase their respective shares. The notes receivable bear interest at the prime rate, are secured by the stock purchased with the loan proceeds and are non-recourse. The terms of the notes receivable call for repayment on the earlier of demand by the Company or the self-initiated, voluntary termination of employment by the executive officer. The terms also call for the loan to be forgiven on the earlier of two years, the merger or sale of the Company, the filing of a bankruptcy petition by or against the company or election by the Company Board of Directors in its sole discretion. However, due to the flexibility of the note terms, the Company felt the value of the notes should not be reflected on the balance sheet. The value of these notes of $27,376 was expensed as compensation expense in September 2002. In June 2003, 5,900 of the shares outstanding were cancelled along with $6,844 of notes receivable as a result of one of the executive officers leaving the Company. As of June 2004, by their terms the remaining notes have expired and the underlying loans have been forgiven

In July 2003, we borrowed $305,000 pursuant to the terms of a Convertible Note Purchase Agreement. The payment obligation, memorialized in a secured convertible promissory note issued to each investor, has a 36-month term, bears interest at 6% per annum, and can be converted to shares of common stock at the option of the holder at a fixed price of $0.80 per share. Principal and accrued interest is payable quarterly, commencing one year from the closing date. As part of the transaction, we issued to the investors warrants to purchase a total of 127,094 shares of our common stock for $0.50 per share. The warrants have a term of five years. The $45,627 value of these warrants was recorded as a discount on the convertible note obligation and amortized to expense over the 36-month term of the obligation. In July 2003, Timothy C. Choate, our CEO, and Robert W. Wrubel, one of our independent directors, each participated in the convertible note financing in the amount of $50,000 and $15,000, respectively. In his capacity as an investor, Mr. Choate was granted a warrant to purchase 20,835 shares of our common stock; and Mr. Wrubel was granted a warrant to purchase 6,250 shares of our common stock.

        In July 2003, the Company obtained a line-of-credit with Comerica Bank for up to $500,000, with a term of one year, which is renewable at the Company’s option, and is secured by the Company’s assets. The line-of-credit bears interest at prime plus three percent. Timothy C. Choate, the Company Chief Executive Officer, personally guaranteed the line-of-credit. In August 2003, Mr. Choate was granted an option to purchase 25,000 shares of our common stock at an exercise price of $0.00 per share in recognition of and gratitude for his personal guarantee of the line-of-credit debt. At December 31, 2003, there was no balance outstanding under the line-of-credit. Equity-based compensation of $15,500.00, representing the fair market value of the underlying shares at the time of the grant, was recorded related to this option grant.

10.    Commitments and contingencies

        The Company’s office facilities are leased under operating leases that provide for minimum rentals and require payment of property taxes and include escalation clauses. In addition, the Company also leases certain equipment under agreements treated for financial reporting purposes as capital leases.

        Future minimum lease payments under the non-cancelable leases are as follows (in thousands).

Year ending December 31,	Capital leases	Operating leases

2004	$ 130	$ 86
2005	--	62
2006	--	63
2007	--	77

Total minimum lease payments	130	$288

Less: Amount representing interest	(29)

Present value of capital lease obligations	101

Less: Current portion	(101)

Capital lease obligations, net of current portion	$ --

Updated disclosure as of March 31, 2004 (unaudited).

Period ending	Capital leases	Operating leases

Nine months ending December 31, 2004	$ 86	$ 155
Twelve months ending December 31, 2005	--	219
Twelve months ending December 31, 2006	--	232
Twelve months ending December 31, 2007	--	250
Twelve months ending December 31, 2008	--	100
Twelve months ending December 31, 2009	--	50

Total minimum lease payments	86	$1,006

Less: Amount representing interest	(13)

Present value of capital lease obligations	73

Less: Current portion	(73)

Capital lease obligations, net of current portion	$ --

        Rent expense for the years ended December 31, 2001, 2002 and 2003, was $824,000, $648,000 and $206,000 respectively. Rent expense for the three months ended March 31, 2003 and 2004, was $52,000 and $46,000, respectively (unaudited).

Litigation

        The Company may be subject to various claims and pending or threatened lawsuits in the normal course of business. Management believes that the outcome of any such lawsuits would not have a materially adverse effect on the Company’s financial position, results of operations or cash flows.

Change in Control Agreement

        In December 2002, the Board of Directors approved a Change in Control Agreement. Under the terms of this agreement, key members of management are to receive a severance package ranging between eight and twelve months salary in the event of a change in control of the Company and termination of the employee.

Guarantees and Indemnifications

        The following is a summary of our agreements that the Company has determined are within the scope of Interpretation No. 45, or FIN 45, which are separately grandfathered because the guarantees were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

        As permitted under Washington law and our by-laws and certificate of incorporation, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is the applicable statute of limitations for indemnifiable claims. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a directors’ and officers’ insurance policy that may enable the Company to recover a portion of any future amounts paid. Assuming the applicability of coverage and the willingness of the insurer to assume coverage and subject to certain retention, loss limits and other policy provisions, the Company believes the estimated fair value of this indemnification obligation is not material. However, no assurances can be given that the insurers will not attempt to dispute the validity, applicability or amount of coverage, which attempts may result in expensive and time-consuming litigation against the insurers.   The Company’s standard advertising client and distribution publisher contracts include standard cross indemnification language that requires, among other things, the Company to indemnify the client or publisher, as the case may be, for certain claims and damages asserted by third-parties that arise out of the Company’s breach of the contract. In the past, the Company has not been subject to any claims for such losses and has thus not incurred any material costs in defending or settling claims related to these indemnification obligations. Accordingly, the Company believes the estimated fair value of these obligations is not material.

        Pursuant to these agreements, the Company may indemnify the other party for certain losses suffered or incurred by the indemnified party in connection with various types of third-party claims, which may include, claims of intellectual property infringement, breach of contract and intentional acts in the performance of the contract. The term of these indemnification obligations is generally limited to the term of the contract at issue. In addition, the Company limits the maximum potential amount of future payments the Company could be required to make under these indemnification obligations to the consideration paid during a limited period of time under the applicable contract, but in some infrequent cases the obligation may not be so limited. In addition, Company’s standard policy is to disclaim most warranties, including any implied or statutory warranties such as warranties of merchantability, fitness for a particular purpose, quality and non-infringement, as well as any liability with respect to incidental, indirect, consequential, special, exemplary, punitive or similar damages. In some states, such disclaimers may not be enforceable. If necessary, the Company would provide for the estimated cost of service warranties based on specific warranty claims and claim history. The Company has not been subject to any claims for such losses and has not incurred any costs in defending or settling claims related to these indemnification obligations. Accordingly, the Company believes the estimated fair value of these agreements is not material.

11.    Shareholders’ equity

Preferred stock

        Subject to the provisions of the articles of incorporation and limitations prescribed by law, the board of directors has the authority to issue, without further vote or action by the shareholders, up to 6,814,516 additional shares of preferred stock in one or more series.

        In March 2002, the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a “right”) for each outstanding share of Common Stock of the Company. The dividend is payable to the stockholders of record on March 29, 2002. Each right entitles the registered holder to purchase form the Company one one-thousandth of a share of Series C Preferred Stock of the Company at a price of $15 per one one-thousandth of a Preferred Share. In the event of an acquisition, except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate, each holder of a right will thereafter have the right to receive upon exercise the number of Common Shares or of one one-thousandth of a share of Preferred Shares having a value equal to two times the exercise price of the right. There were no transactions during 2002 or 2003 related to the rights.

Common stock

        In April 2001, the Company repurchased 2,720,000 shares of common stock from Fingerhut in exchange for $250,000 in cash and a note payable for $838,000. The note payable called for equal monthly payments, including interest at 9.5%, for 18 months through October 2002. As part of the repurchase Fingerhut was also issued a warrant for 150,000 shares with an exercise price of $2.50 per share, subject to adjustment if future sales of common stock are sold for less than $0.40 per share. The warrants were valued at $7,200 for which an expense was recorded. In November 2001, the note payable to Fingerhut was paid-off early at a $100,000 discount and the warrant was cancelled. The early extinguishment of the note payable is shown as a reduction of the cost to repurchase the shares in the common stock account in the accompanying financial statements.

        In November 2001, we completed an issuer tender offer by purchasing 9,230,000 shares of our Common Stock for $0.48 per share in cash for an aggregate purchase price of approximately $4,565,000, including associated costs. We announced the tender offer on August 27, 2001, and commenced the tender offer on October 10, 2001 by filing a Schedule TO-I. Following completion of the tender offer approximately 3,985,000 shares of common stock remained outstanding.

        During the year ended December 31, 2001, the Company repurchased 212,000 shares for approximately $184,000, respectively, under a 10b-18 stock repurchase plan approved by the Board of Directors and initiated in August 2000.

        In October of 2002, 150,000 shares of common stock were issued to the Seattle landlord as compensation for renegotiation the Seattle lease. Compensation of $76,000 was recorded related to this issuance of stock and is included in the lease renegotiation costs and abandonment of leasehold improvements line of the statement of operations.

        In December 2003, 776,690 shares of unregistered common stock were issued to investors at a price of $3.55 per share. Gross proceeds were $2.757 million with costs of approximately $64,000, including $20,000 of compensation related to the issuance of warrants. On December 4, 2003, the date this sale closed, the price of our shares on the over-the-counter market was $4.65 per share. This sale was priced at $3.55 as the negotiations were initiated in November 2003, when our stock traded between $3.25 and $4.10, the shares were not registered, and the sale was for a significant quantity of shares.

         On March 30, 2004, the Convertible Promissory Note was converted into 381,250 shares of unregistered common stock (unaudited).

Warrants

        In April 2001, in connection with the redemption of common stock from Fingerhut, the Company issued to Fingerhut a warrant for 150,000 shares with an exercise price of $2.50 per share, subject to adjustment if future sales of common stock are sold for less than $0.40 per share. This warrant was cancelled in November 2001.

        In July of 2003, in connection with the issuance of the $305,000 convertible note payable, the Company issued warrants for 127,095 shares of common stock. The warrants are fully vested, have an exercise price of $0.50 per share and a term of five years. Compensation related to the issuance of the warrants in the amount of $46,000 was recorded as a discount and is being amortized to interest expense over the life of the notes.

        In October of 2003, the Company issued a warrant to purchase 50,000 shares of common stock for services. The warrant is fully vested, has an exercise price of $2.05 per share and a term of five years. Compensation related to the issuance of this warrant in the amount of $78,000 was recorded and is include in equity based compensation on the statement of operations.

        In December of 2003, the Company issued a warrant to purchase 5,634 shares of common stock related to the sale of 776,690 shares of common stock. The warrant is fully vested, has an exercise price of $5.00 per share and a term of five years. Compensation related to the issuance of this warrant in the amount of $20,000 was recorded and is include as an offset to common stock in the balance sheet.

        In return for various services, the Company has issued warrants to purchase shares of common stock. At December 31, 2003, warrants outstanding are as follows:

Year of issue	Shares	Exercise price	Year of expiration
2003	127,095	$0.50	2008
2003	50,000	$2.05	2008
2003	5,634	$5.00	2008

Stock options

        Effective June 30, 1997, the Company approved the 1997 Stock Option Plan (the 1997 Plan) to provide for the granting of stock options to employees, directors and consultants of the Company to acquire ownership in the Company and provide them with incentives for their service. As of December 31, 2003, under the terms of the 1997 Plan, 788,613 shares of common stock remain unissued and not subject to options and have been reserved for issuance to plan participants.

        Effective June 12, 2001, the shareholders approved the 2001 Stock Plan (the 2001 Plan) to provide for the granting of stock options and restricted stock to employees, directors and consultants of the Company to provide them with incentives for their service. As of December 31, 2003, under the terms of the 2001 Plan, 915,998 shares of common stock remain unissued and not subject to options and have been reserved for issuance to plan participants.

        The Plans are administered by the Board of Directors of the Company, which determines the terms and conditions of the options or restricted stock shares granted, including exercise price, number of shares granted and the vesting period of such shares. The maximum term of options is ten years from the date of grant. The options are generally granted at the estimated fair value of the underlying stock, as determined by the Board of Directors, on the date of grant. As of December 31, 2003, options to purchase 788,613 and 915,998 shares of common stock were available for future grant under the 1997 Plan and the 2001 Plan, respectively. During 2001, 635,000 shares of restricted stock were issued to the Board of Directors and certain members of senior management that by its terms became fully vested as a result of the tender offer. For the years ended December 31, 2001, 2002 and 2003, $304,000, $1,000 and zero, respectively, of deferred compensation was recorded for options and restricted stock grants for which the exercise price was lower than the fair market value at the date of grant. The deferred compensation recognized is amortized over the vesting period of the related options in accordance with Financial Accounting Standards Board interpretation No. 28. During the year ended December 31, 2001, $281,000 of unamortized deferred compensation was reversed due to forfeitures of options. No such reversals were made in the years ended December 31, 2002 and 2003.

        The following table presents option activity under the Plans (in thousands, except prices):

	Year ended December 31,						Three months ended March 31,

	2001		2002		2003		2004

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

							(unaudited)
Options outstanding at beginning of period	1,397	$6.12	1,235	$1.88	1,394	$1.02	1,522	0.87
Options granted	1,258	0.40	755	0.76	643	0.42	--	--
Options exercised	223	0.35	124	0.38	228	0.60	36	0.40
Options forfeited	1,197	5.56	472	3.04	287	6.92	2	0.55
Options outstanding at end of period	1,235	$1.88	1,394	$1.02	1,522	$0.87	1,486	$0.88
Weighted average fair value of options granted during the period		$0.29		$0.48		$0.32		$ --

        The following table summarizes information about stock options outstanding under the Plans at December 31, 2003 (in thousands, except prices and remaining contractual life):

Options outstanding				Options exercisable

Range of exercise prices	Number of shares	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of shares	Weighted average exercise price

$ 0.00	25	9.6	$ 0.00	25	$ 0.00
0.28--0.82	1,262	8.3	0.43	882	0.45
1.02--2.50	159	7.3	1.55	106	1.63
4.27--6.00	65	6.4	5.66	57	5.65
12.69--14.88	11	5.9	14.65	11	14.63
	1,522	8.2	$ 0.87	1,081	$ 0.97

        The weighted average fair values and weighted average exercise prices per share at the date of grant for options granted under the plans were as follows:

	Year ended December 31,

	Average fair value			Average exercise price

	2001	2002	2003	2001	2002	2003

Options granted with exercise prices less than
the fair value of the stock on the date of grant	$ --	$ --	$0.58	$ --	$ --	$0.07

Options granted with exercise prices equal to the
fair value of the stock on the date of grant	$0.29	$0.48	$0.31	$0.40	$0.76	$0.44
	Year ended December 31,

	Average fair value			Average exercise price

	2001	2002	2003	2001	2002	2003

Options granted with exercise prices greater than
the fair value of the stock on the date of grant	$--	$0.10	$--	$--	$1.49	$--

        During the years ended December 31, 2001, 2002 and 2003, the Company granted options to purchase zero, 6,000 and 35,000 shares of common stock, respectively, to consultants and advisors.

        The Company follows SFAS No. 123 in accounting for options and warrants issued to non-employees. During the years ended December 31, 2002 and 2003, the Company recognized $1,000 and $8,000, respectively, of expense in connection with options issued to consultants and advisors. The Company did not issue any options to non-employees during the year ended December 31, 2001. In determining the fair value of the options and warrants granted or issued to non-employees on the date of grant, the Company used the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,

	2001	2002	2002

Weighted average risk free interest rate	N/A	1.75	2.53
Weighted average expected life (in years)	N/A	1.00	4.00
Volatility	N/A	100	100
Dividends	N/A	none	none

12.    Equity based compensation

        Amounts included in the statement of operations for equity based compensation is as follows, in thousands:

	Year ended December 31,			Three Months ended March 31,

	2001	2002	2002	2003	2004

Sales and marketing	$ 25	$ 3	$ 1	$ --	$ --
Internet and network	4	--	--	--	--
Research and development	8	--	--	--	--
General and administrative	334	8	103	1	--

Total Equity-based compensation	$371	$11	$104	$ 1	$ --

13.    Stock purchase plan

        The Company’s Board of Directors adopted the Employee Stock Purchase Plan (the Purchase Plan) on April 17, 2000, under which two million shares have been reserved for issuance. Under the Purchase Plan, eligible employees may purchase common stock in an amount not to exceed 50% of the employees’ cash compensation or 1,800 shares per purchase period. The purchase price per share will be 85% of the common stock fair value at the lower of certain plan-defined dates. Pursuant to the Purchase Plan, 7,200 shares were purchased at a weighted average price of $0.39 per share for the year ended December 31, 2001. No shares were purchased under the Purchase Plan in the years ended December 31, 2002 and 2003.

14.    Employee retirement plan

        During 1999, the Company established the Aptimus 401(k) plan, a tax-qualified savings and retirement plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who satisfy the eligibility requirements relating to minimum age and length of service are eligible to participate in the plan and may enter the plan on the first day of any month after they become eligible to participate. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. The Company may make matching contributions of up to 100% of the first 6% of the compensation elected for contribution to the plan by an employee. Each participant is fully vested in his or her contributions and the investment earnings thereon, but vesting in any matching contributions by us takes place over a period of five years. The Company has made no matching contributions to the plan as of December 31, 2003.

15.    Income taxes

        A current provision for income taxes was not recorded for the years ended December 31, 2001, 2002 and 2003, due to taxable losses incurred during such periods. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to the expiration of net operating loss carry-forwards.

        Deferred tax assets at December 31, 2002 and 2003, are as follows (in thousands):

	December 31,

	2002	2003

Net operating loss carryforwards	$ 20,565	$ 20,222
Nondeductible allowances and accruals	358	106
Expense related to stock options and warrants	77	108

	21,000	20,436

Less: Valuation allowance	(21,000)	(20,436)

        At December 31, 2003, the Company had net operating loss carry forwards of approximately $62.7 million for federal income tax reporting purposes. The net operating losses will expire beginning in 2012 if not previously utilized. Should certain changes in the Company’s ownership occur, there could be a limitation on the utilization of its net operating losses.

16.     Supplemental cash flow information

        The following items are supplemental information required for the statement of cash flows (in thousands):

	Year ended December 31,			Three months ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

Cash paid during the period for interest	$ 154	$24	$ 24	$ 3	$ 10

Fixed assets acquired with capital leases	$ 126	$--	$203	$--	$--

Directors and Officers insurance premium financed	$ 126	$--	$ --	$ --	$ --

Repurchase of common stock with note payable	$ 838	$--	$ --	$ --	$ --

Common stock issued in connection with business
combination	$(81)	$--	$ --	$ --	$ --

17.     Quarterly financial information (unaudited)

        The following table sets forth the Company’s unaudited quarterly financial information for the years ending December 31, 2001, 2002, and 2003 (in thousands, except per share data).

	Three months ended

	3/31/01	6/30/01	9/30/01	12/31/01

Revenue	$ 926	$ 381	$ 188	$ 379
Net loss	$(8,858)	$(5,475)	$(1,848)	$(1,697)

Basic and diluted net loss per share	$(0.57)	$(0.42)	$(0.15)	$(0.20)

	Three months ended

	3/31/02	6/30/02	9/30/02	12/31/02

Revenue	$ 773	$ 782	$ 537	$ 823
Net loss	$(1,297)	$(1,486)	$(2,000)	$(721)

Basic and diluted net loss per share	$(0.33)	$(0.37)	$(0.49)	$(0.17)

	Three months ended

	3/31/03	6/30/03	9/30/03	12/31/03

Revenue	$ 911	$ 938	$ 1,405	$ 1,317
Net loss	$(604)	$(437)	$ (273)	$ (197)

Basic and diluted net loss per share	$(0.14)	$(0.10)	$(0.06)	$(0.04)

18.     Segment Information

        Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance. The Company's chief operating decision-maker is considered to be the Company's chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis accompanied by disaggregated information about revenues by product type and certain information about geographic regions for purposes of making operating decisions and assessing financial performance. The entity level financial information is identical to the information presented in the accompanying statements of operations. Therefore, the Company has determined that it operates in a single operating segment: results-based advertising services.

        The Company has no operations outside of the United States and no significant amount of revenues are derived from outside of the United States.

19.     Subsequent Events

        In April of 2004, the line-of-credit agreement with Comerica Bank was terminated (unaudited).

        In April of 2004, a long-term operating lease was signed with Sixth & Virginia Properites for the rental of approximately 4,200 rentable square feet of office space in Seattle, Washington. The table of commitments has been updated to reflect the minimum rentals under this lease (unaudited).

        In connection with the private placement completed in December 2003, the Company agreed to file a resale registration statement by March 31,2004, and to bring such registration effective within 120 days of initial filing. In the event that this registration statement is not declared effective within 120 days, the Company could be subject to a monthly penalty of approximately $41,250 until such date as the registration statement shall be declared effective by the SEC. The Company is seeking a waiver of the penalty with the investors (unaudited).

1,540,669 SHARES TO BE SOLD
BY CURRENT SHAREHOLDERS

COMMON STOCK

PROSPECTUS

[Insert date SEC declares it effective], 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists the fees and expenses, other than underwriting discounts and commissions, which the registrant will pay in connection with the offering described in this registration statement. All the expenses are estimates, except the Securities and Exchange Commission registration fee.

	Amount

Securities and Exchange Commission registration fee	$ 1031	.78
Legal fees and expenses	5,000.00
Accounting fees and expenses	6,400.00
Miscellaneous expenses	2,000.00

Total	$ 14,431.78

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “Washington Act”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Article 6 of the Registrant’s Second Amended and Restated Articles of Incorporation and Article IX of the Registrant’s Amended and Restated Bylaws together provide for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The Registrant has entered into agreements with its directors and officers arising out of their service as officers and director, as applicable, and has agreed to advance expenses to defend claims subject to indemnification. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the Registrant for such purpose.

        Section 23B.08.320 of the Washington Act authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 6 of the Registrant’s Second Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Registrant and its shareholders.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        Since December 31, 2000, the registrant has issued and sold the following unregistered securities:

        In November 2001, an aggregate of 635,000 shares of common stock were issued to the following seven persons pursuant to restricted stock grants: Timothy C. Choate; John Ballantine, John D. Balousek, Kirk Loevner, William Fritsch, John A. Wade and David H. Davis. The sales and issuance of these securities were exempt from Securities Act registration under Rule 506 of Regulation D and Section 4(2) of the Securities Act, on the basis that the grants were to directors and officers of the Company and did not involve a public offering.

        In November 2001, we also issued 89,196 shares of common stock to XMarkstheSpot, Inc. representing a portion of the consideration payable to the shareholders of XMarkstheSpot, Inc. in connection with our December 2000, acquisition of that company’s assets that we held in reserve to secure the representation and warranty obligations of XMarkstheSpot. The sales and issuance of these securities were exempt from Securities Act registration under Rule 506 of Regulation D and Section 4(2) of the Securities Act, on the basis that the shares were issued to certified investors and did not involve a public offering.

        In October 2002, we issued 150,000 shares of unregistered common stock to the landlord of its Seattle office space, Merrill Place LLC, as additional consideration in connection with the modification of our Seattle real property lease. In exchange, the company was released from further obligation to lease approximately 25,000 square feet of office space for the 2½-year balance of the lease term and a corresponding aggregate base lease obligation of approximately $1,400,000. The fair market value of the stock at the time of the issuance was $76,000. The shares were issued in reliance upon the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act, as Merrill is an accredited investor.

        In July 2003, we completed raising $305,000 pursuant to the terms of a Convertible Promissory Note, which will pay interest of 6% per annum like a bond, but can be converted to shares of common stock at the option of the holder at a fixed price of $0.80 per share. The note has a 36-month term. Principal and accrued interest is payable quarterly, commencing one year from the closing date. In addition to the notes, we issued to the investors warrants to purchase a total of 127,094 shares of common stock for $0.50 per share to SF Tech JV, Timothy Choate, Maura O’Neill, Fred Felker IRA, Robert Wrubel, John Steuart IRA, and Marian Felker IRA. Timothy Choate and Robert Wrubel are the only parties related to the Company that participated. The warrants have a term of five years. The notes and warrants were issued in reliance upon the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act.

        In December 2003, we completed a $2.75 million private placement investment with Apex Capital, LLC and Special Situations Technology Funds. The Company sold an aggregate of 776,690 shares of unregistered Aptimus, Inc. common stock at a price of $3.55 per share to the following investors: Permal U.S. Opportunities Limited; Zaxis Institutional Partners, LP; Zaxis Institutional Offshore; Zaxis Partners, LP; Net Market Partners, LP; Charles H. Finnie; Special Situations Technology Fund, LP; Special Situations Technology Fund II, LP. The shares were issued in reliance upon the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	The following exhibits are filed as part of this report:

Exhibit Number	Description

3.1*	Second Amended and Restated Articles of Incorporation of registrant.
3.1.1(2)	Articles of Amendment filed September 16, 2000.
3.1.2(6)	Articles of Amendment filed March 29, 2002.
3.2*	Amended and Restated Bylaws of registrant.
4.1*	Specimen Stock Certificate.
4.2*	Form of Common Stock Warrant.
4.3(3)	Rights Agreement dated as of March 12, 2002, between registrant and Mellon Investor Services LLC, as rights agent.
5.1	Opinion of Dorsey & Whitney LLP
10.1*(8)	Form of Indemnification Agreement between the registrant and each of its directors.
10.2*(8)	1997 Stock Option Plan, as amended.
10.3*(8)	Form of Stock Option Agreement.
10.4*	Loan and Security Agreement, dated September 18, 1998, between registrant and Imperial Bank.
10.5*	Lease Agreement, dated September 23, 1997 and amended as of February 16, 1999, between registrant and Merrill Place LLC.
10.5.1*	Second Amendment to Lease, dated November 30, 1999, between registrant and Merrill Place LLC.
10.6(1)(8)	Aptimus, Inc. 2001 Stock Plan.
10.6.1(2)(8)	Form of Stock Option Agreement.
10.6.2(2)(8)	Form of Restricted Stock Agreement (for grants).
10.6.3(2)(8)	Form of Restricted Stock Agreement (for rights to purchase).
10.7(4)(8)	Change in Control Agreement, dated as of December 6, 2002, by and between registrant and Timothy C. Choate
10.8(4)(8)	Form of Change in Control Agreement, dated as of December 6, 2002, by and between registrant and each of certain executive managers of registrant
10.9(4)	Amendment to Lease Agreement, dated October 1, 2002, between registrant and Merrill Place LLC.
10.10(5)	Form of Convertible Note Purchase Agreement, dated as of July 1, 2003, by and between the Company and certain investors.
10.11(5)	Form of Convertible Secured Promissory Note, dated July 2003, executed by and between the Company and payable to the order of certain investors.
10.12(5)	Form of Common Stock Warrant, dated July 2003, by and between the Company and certain investors.
10.13(5)	Form of Security Agreement, dated as of July 1, 2003, by and between the Company and certain investors.
10.14(5)	Form of Registration Rights Agreement, dated as of July 1, 2003, by and between the Company and certain investors.
10.15(10)	Agreement of Lease, dated as of April 29, 2004, by and between Sixth and Virginia Properties and the Company.
10.16(9)	Stock Purchase Agreement, dated as of December 4, 2003, by and between the Company and certain investors.
16.1(11)	Letter dated December 12, 2001, from PricewaterhouseCoopers LLP to the Securities and Exchange Commission.
23.1	Consent of Moss Adams LLP, independent accountants.
23.2	Consent of Dorsey & Whitney LLP (including in Exhibit 5.1)

_________________

*	Incorporated by reference to the Company's Registration Statement on Form S-1 (No. 333-81151).
(1)	Incorporated by reference to the Company’s Proxy Statement on Schedule 14A, dated May 17, 2001.
(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated November 14, 2001.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated March 12, 2002.
(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K, dated March 28, 2003.
(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated August 14, 2003.
(6)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated May 15, 2002.
(7)	Confidential treatment has been granted as to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(8)	Management compensation plan or agreement.
(9)	Incorporated by reference to the Company’s Annual Report on Form 10-K, dated March 30, 2004
(10)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated May 17, 2004.
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated December 17, 2001.

(b)	Financial Statement Schedules:

Schedule No.	Description

1.1	Valuation and Qualifying Accounts and Reserves 2001, 2002 and 2003

Valuation and Qualifying Accounts and Reserves 2001, 2002 and 2003

	Balance at beginning of period	Charges to costs and expenses	Charges to other accountants	Deductions	Balance at end of period
Year ended December 31, 2001
Allowance for doubtful
accounts	1,801,059	(296,481)	--	1,436,578	68,000
Tax valuation allowance	13,765,815	--	4,468,418	--	18,234,233

Year ended December 31, 2002
Allowance for doubtful
accounts	68,000	(2,361)	--	(10,361)	76,000
Tax valuation allowance	18,234,233	--	2,765,767	--	21,000,000

Year ended December 31, 2003
Allowance for doubtful
accounts	76,000	26,395	--	(41,395)	61,000
Tax valuation allowance	21,000,000	--	521,000	--	21,521,000

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change sin volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

             (iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington, on July 26, 2004.

Aptimus, Inc. By: /s/ David H. Davis General Counsel, Secretary and Vice President of Business Development

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Timothy C. Choate	Chief Executive Officer and Chairman of Board of Directors (principal executive officer)	July 26, 2004

* John A. Wade	Chief Financial Officer, (principal finance and accounting officer)	July 26, 2004

* John B. Balousek	Director	July 26, 2004

* Robert W. Wrubel	Director	July 26, 2004

* Eric Helgeland	Director	July 26, 2004

* /s/ David H. Davis Attorney-in-Fact	Director	July 26, 2004